Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FC Development Corp.
55 Main St, Suite 370
Norwich, CT 06360
https://fcdevcorp.com/

Up to $617,998.20 in Class B Common Voting Stock at $2.84
Minimum Target Amount: $19,999.28

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FC Development Corp.
Address: 55 Main St, Suite 370, Norwich, CT 06360
State of Incorporation: DE
Date Incorporated: July 30, 2019

Terms:

Equity

Offering Minimum: $19,999.28 | 7,042 shares of Class B Common Voting Stock
Offering Maximum: $617,998.20 | 217,605 shares of Class B Common Voting Stock
Type of Security Offered: Class B Common Voting Stock
Purchase Price of Security Offered: $2.84
Minimum Investment Amount (per investor): $499.84

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses

The 10% StartEngine Venture Club Bonus

FC Development Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.84 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $284.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period (i.e. the investment is submitted while the Venture membership is active). Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

FC Development Corp. (FCDC) is the brand management and strategic engine behind The Farmer's Cow®, a proven farmer-owned cooperative ecosystem founded in Connecticut in 2003. FCDC is the organization issuing equity in this offering and driving the growth of the entire brand and its subsidiaries. The Farmer's Cow® is the consumer-facing brand that has spent more than 20 years building trust through quality, transparency, and direct support for small family farms. FCDC has developed a farmer-led ecosystem built across three high-growth pillars.

The first pillar is Clean Energy, where farms convert farm waste into renewable electricity through anaerobic digesters. Two operational projects already generate surplus power sold to utility companies and municipalities, with a third in planning and a scalable three-track model—greenfield builds, licensing existing digesters, and shared manure-hauling participation—ready for regional and national expansion, propelled by the Farming Clean Energy® trademark.

The second pillar is Fast-Casual Dining through The Farmer's Cow® Calfé, a locally sourced, farm-focused restaurant division. Two corporate locations in Connecticut serve scratch-made meals centered on brand staples, artisan products, high-quality proteins, and local seasonal produce, with a third corporate site scheduled for 2026 and franchising and licensing poised to scale the model into a regional and eventually national network of community hubs that create jobs, recirculate dollars locally, and serve real food that is good for you.

The third pillar is Premium Retail Branding. Since 2005, The Farmer's Cow® milk has been on shelves in major Northeast chains including Stop & Shop, Big Y, and Whole Foods, along with egg distribution across nine states. The brand is expanding with two to three new products into value-added lines through artisan partnerships, licensing, and controlled distribution in 2026, with two to three additional products projected for 2027.

FCDC oversees brand management, licensing, including the Farming Clean Energy® trademark, franchising, partnerships, grant pursuits, and strategic development, while The Farmer's Cow® Cooperative members operate their own properties and are the largest shareholders in FCDC. This structure ensures centralized execution and synergy while securing brand integrity and mission focus, with a diversified revenue structure designed for profits and royalties to flow back to farmer-members through a transparent, pro-rata structure on top of their equity position in the overall corporate entity.

The mission is to transform small family farms from commodity-dependent operations into resilient, diversified businesses that thrive for generations while proving that farm security is national security.

The vision is to build The Farmer's Cow® into the leading national platform for family-farm viability, with hundreds of member farms, dozens of Calfé locations, a robust clean-energy network, and premium retail presence in thousands of stores, all while recirculating economic value back into rural communities.

The company believes it is at an inflection point with proven regional traction, operational assets in place, and a clear path to scale, and that this StartEngine raise will accelerate Northeast dominance. Investing in FCDC means investing in a mission-driven, farmer-led organization with real revenue, real assets, and a replicable model built for long-term impact.

Real Farms. Real Food. Real F.R.E.S.H. The Farmer's Cow® powered by FCDC.

FCDC. was incorporated in the state of Delaware on July 30, 2019 and has a wholly-owned subsidiary, FC Dev 1, LLC, a Connecticut entity formed on October 20, 2021.

Material Contracts:

1. License Agreement. On August 14, 2025, the Company has entered into a license agreement with The Farmer's Cow, LLC pursuant to which the Company has been granted a license to certain licensed trademarks in connection with the manufacture, sale, promotion and distribution of licensed products within the United States through licensed distribution channels which include food stores, chain stores and other retail outlets. The term of the License Agreement is 5 years with four 5 year renewals. The licensed products include flavored fluid milk products such as chocolate, coffee and other flavored milk and eggnog but not white milk and eggs. The license also includes hard cheese and flavored beverages such as iced tea, lemonade and cider. The License Agreement provides for payment of royalties in the amount of 3% of gross sales with a minimum guaranteed payment of $2,500 per calendar quarter during the initial term and a guaranteed payment amount to be agreed upon in good faith during the renewal terms. The parties are in discussions about obtaining the license rights to white milk.

2. Marketing Agreement. The Company has entered into a marketing agreement with Shelfspace Marketing, LLC to assist in marketing its products. The agreement runs through December 31, 2027 and provides for a royalty fee of 3% of net sales payable to Shelfspace Marketing, LLC.

3. Space leases. The Company leases its two current restaurant locations in Mansfield, CT and Berlin CT under space leases. The current term of the Mansfield lease expires on May 31, 2027 and the lease contains 3 additional 5 year options. Rent for the current term is $2,134.08 per month and rent for the renewal terms is $15.13/SF. The current term of the Berlin lease expires on October 31, 2027. Rent is $4,695.83 per month.

Competitors and Industry

Industry: The agricultural market is experiencing significant growth, with increasing consumer demand for local and sustainable food products. The size of the sustainable food market continues to expand as more consumers prioritize transparency and quality in their food choices. The Farmer's Cow® fits within this growing trend, offering a trusted local brand that appeals to health-conscious and environmentally aware consumers.

Competitors: The Farmer's Cow® faces competition from other local dairy cooperatives and sustainable food brands. Major competitors include larger dairy brands that may not offer the same level of transparency or community involvement. However, The FCDC/The Farmer's Cow® partnership differentiates itself through its strong cooperative model, commitment to farmer-led innovation, and a unique branding strategy that emphasizes local ownership and sustainability.

Current Stage and Roadmap

Current Stage: FCDC in conjunction with The Farmer's Cow® is currently in a growth phase, with a solid presence in the Northeast U.S. and plans for national expansion. The cooperative has successfully integrated clean energy projects and fast-casual dining into its business model, providing multiple revenue streams for its partner farms. Existing product lines include fresh milk and eggs, with the introduction of new retail products on the horizon.

Future Roadmap: In the short term, The Farmer's Cow® aims to increase market share in the family-farming ecosystem in New England by strategically expanding its cooperative farms, clean-energy projects, and retail presence. Long-term goals include replicating this successful model nationwide, allowing family farms across the U.S. to access diversified revenue streams and market power, thereby ensuring their sustainability and growth in the agricultural landscape.

The Team

Officers and Directors

Name: Edwin Molina

Edwin Molina's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Oversee day to day operations and raise capital for the company, working directly with the President and Chairman of the Board.

Other business experience in the past three years:

- Employer: DSJ Printing, Inc
  Title: Consultant
  Dates of Service: July, 2011 - Present
  Responsibilities: Consultant on Marketing and Sales

Name: Steven M Ayer

Steven M Ayer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board of Directors and Principal Accounting Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: I have worn too many hats within the company to mention here, but as one of the founders, I've pretty much done it all within the company. Currently, I help with legal, strategic, financial, capital raise, and general planning for most things within the company.

Other business experience in the past three years:

- Employer: Strata Wealth Partners at Hightower
  Title: Partner, Financial Advisor
  Dates of Service: February, 2010 - Present
  Responsibilities: I am a majority owner and partner in this company and I primarily manage investment portfolios and do a lot of planning, which includes financial planning and estate planning.

Name: Steven Matthew Lane

Steven Matthew Lane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Director
  Dates of Service: February, 2021 - Present
  Responsibilities: I am the company president. I oversee all divisions of the company and direct division leads.

Other business experience in the past three years:

- Employer: Speed Kills Lacrosse
  Title: Coach/Consultant
  Dates of Service: January, 2023 - December, 2024
  Responsibilities: I supported a local youth lacrosse travel program and the company founder as a team coach and company advisor.

Other business experience in the past three years:

- Employer: Santa Monica Youth Lacrosse
  Title: Coach/Consultant
  Dates of Service: January, 2023 - December, 2024
  Responsibilities: I supported a local youth lacrosse travel program and the company founder as a team coach and company advisor.

Other business experience in the past three years:

- Employer: West Coast Lacrosse Foundation
  Title: Coach/Consultant
  Dates of Service: January, 2023 - December, 2024
  Responsibilities: I supported a local youth lacrosse travel program and the company founder as a team coach and company advisor.

Name: James Smith

James Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2019 - Present
  Responsibilities: I set on the board representing The Farmers Cow and am an Advisor to FC

Other business experience in the past three years:

- Employer: The Cushman Farms Limited Partnership
  Title: Owner / Operations Manager
  Dates of Service: January, 1999 - Present
  Responsibilities: Manage the day to day operations along with finances

Other business experience in the past three years:

- Employer: Almanax
  Title: Partner
  Dates of Service: October, 2024 - Present
  Responsibilities: Provide legislative contact for support and sell service for agriculture spraying, seeding, and surveying to prevent soil erosion. we are also a start up in developing USA made Drones

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. There will be restrictions on the securities you purchase including, but not limited to, those described in the Stockholders Agreement. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive including, but not limited to, those described in the Stockholders Agreement. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $617,998.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority

shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
FC Development Corp. was formed on July 30, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FC Development Corp. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in an industry with a lot of competition from both startups and established companies. As other

companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company licenses trademarks and owns Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights licensed or owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Farmers Cow LLC. (Managed by James Smith)	1,800,540	Class A Common Voting Stock	20.73%
Steven Ayer	1,465,065	Class A Common Voting Stock	16.87%
Edwin Molina	1,465,065	Class A Common Voting Stock	16.87%

The Company's Securities

The Company has authorized Class A Common Voting Stock, and Class B Common Voting Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 217,605 of Class B Common Voting Stock.

Class A Common Voting Stock

The amount of security authorized is 9,725,000 with a total of 7,900,263 outstanding.

Voting Rights

Two Votes Per Share

Material Rights

Distribution rights & preferences:

All shares of Common Stock are identical and share equally in any dividends or distributions declared by the Board of Directors. No special preferences or priority rights are granted.

Liquidation rights & preferences:

Upon liquidation, dissolution, or winding up, remaining assets after payment of debts and liabilities are distributed pro rata among all Common Stockholders.

Dividend rights:

Dividends may be declared by the Board from legally available funds. There are no cumulative or preferential dividend rights.

Class B Common Voting Stock

The amount of security authorized is 5,275,000 with a total of 1,602,237 outstanding.

Voting Rights

One vote per share, but please see Voting Rights of Securities Sold in this Offering below for information related to the Class B Common Voting Stock Voting Proxy attached to shares sold in this offering.

Material Rights

Investors in this Offering will be signing onto a Stockholders Agreement in connection with their purchase of Class B Common Voting Stock. Please review the Subscription and Joinder Agreement attached as exhibit F for additional information.

Voting Rights of Securities Sold in this Offering. Voting, Proxy

Stockholders grant an irrevocable proxy and power of attorney to the Company's chairman (or designees) to enforce voting obligations under the agreement, including board elections and approved sales, subject to limited exceptions. If a stockholder fails to transfer shares when required, the Company may cancel and reissue shares to enforce compliance. The agreement also acknowledges dilution from future issuances and permits the board to issue additional shares or warrants at its discretion.

Transfer Restrictions

Stockholders are subject to strict limitations on transferring shares. Transfers of up to 3% of outstanding shares are generally permitted without board approval, while transfers between 3% and 50% require prior board approval. Transfers exceeding 50% are subject to additional procedures, including co-sale rights. Certain exceptions apply, such as transfers for estate planning, company repurchases, or public offerings. Transfer restrictions are further described in the Stockholders

Agreement. Transfers must also comply with securities laws and cannot be made to competitors or prohibited persons, and any non-compliant transfer is void.

Co-Sale (Tag-Along) Rights

If a stockholder or group proposes to sell 50% or more of the company's shares to a third party, other stockholders have the right to participate in the sale on a pro rata basis under the same terms. These rights are exercised through notice procedures, and participating holders can include a proportional number of their shares in the transaction. If the buyer refuses to purchase from participating holders, the selling stockholder must instead purchase those shares on the same terms.

Drag-Along Rights

If an approved sale is authorized by both a supermajority of the board and a majority of stockholders, all stockholders are required to participate in the transaction and sell their shares on the same terms. Stockholders must cooperate, waive dissenters' rights, and execute necessary transaction documents. Liability for indemnification is generally capped at the proceeds received, except for breaches of ownership representations.

Distribution rights & preferences:

All shares of Common Stock are identical and share equally in any dividends or distributions declared by the Board of Directors. No special preferences or priority rights are granted.

Liquidation rights & preferences:

Upon liquidation, dissolution, or winding up, remaining assets after payment of debts and liabilities are distributed pro rata among all Common Stockholders.

Dividend rights:

Dividends may be declared by the Board from legally available funds. There are no cumulative or preferential dividend rights.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares including shares resulting from the exercise of warrants. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may not go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $523,708.00
  Number of Securities Sold: 30,672
  Use of proceeds: New restaurant, company infrastructure development
  Date: February 20, 2025
  Offering exemption relied upon: 506(c)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $476,292.00
  Number of Securities Sold: 27,895
  Use of proceeds: New restaurant, company infrastructure development
  Date: February 20, 2025
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $601,379.58 compared to $763,801.19 in fiscal year 2024.

Revenue for fiscal year 2023 was $601,379.58, rising to $763,801.19 in fiscal year 2024. This increase stems from the soft launch of a second fast casual restaurant location in 2024, featuring a drive-thru as part of our evolving business model. To date, promotional efforts for both locations have been limited to minimal social media activity. The soft launch phase has focused on optimizing operational workflows, leveraging new equipment and an updated menu to ensure faster and more consistent service. These enhancements position us for scalable growth as we prepare for broader market outreach.

Cost of Sales

Cost of Sales for fiscal year 2023 was $280,486.05 compared to $329,617.12 in fiscal year 2024.

Cost of Sales increased from $280,486.05 in fiscal year 2023 to $329,617.12 in fiscal year 2024. This rise is directly tied to the operational costs of the second restaurant location launched in 2024. The investment in this expansion supports our strategic growth objectives. As we transition beyond the soft launch, this location is poised to strengthen our financial performance.

Gross Margins

Gross margins for fiscal year 2023 were $368,984 compared to $400,137 in fiscal year 2024.

Gross margins for fiscal year 2023 were 53.3%, improving to 56.8% in fiscal year 2024. This enhancement reflects our ongoing efforts to refine the menu, systems, and operational processes for our fast casual restaurants and forthcoming grocery product line. Throughout 2023 and 2024, we prioritized investments in testing and development—adjusting menu offerings, staff training, and equipment—to establish an optimal framework for growth. These efforts occurred amid a challenging food cost environment, requiring significant resources to perfect a high-quality, efficient drive-thru model unique within the fast casual sector.

Expenses

Expenses for fiscal year 2023 were $1,075,250.31 compared to $1,307,996.46 in fiscal year 2024.

Expenses for fiscal year 2023 totaled $1,075,250.31, increasing to $1,307,996.46 in fiscal year 2024. This year-over-year rise is primarily attributable to the launch of our second restaurant location and its associated operational costs. Additional expense growth stems from legal fees incurred to establish a robust foundation for future scaling and liquidity events. These investments reflect our commitment to ensuring structural readiness as we expand.

Historical results and cash flows:

The Company is in a growth phase and currently generates revenue, primarily through its fast casual restaurants and equity investments from early supporters, including family and friends. Historical cash flows reflect this foundational stage but are not indicative of future performance due to our strategic shift toward a scalable, differentiated model. Central to this evolution is our registered trademark, "Farming Clean Energy," which highlights our partner farms' use of anaerobic digesters to produce electricity from waste—a technology already operational today. Securing this trademark, a multi-year and resource-intensive process, underscores our vision to position the Company as a national consumer brand linking clean energy innovation with small-farm stewardship.

Our farmers, who are our largest shareholders, have driven this initiative through practical environmental efforts and strategic planning. With these efforts now solidified, we have engaged a national agency to amplify this narrative effectively. Looking ahead, we aim to expand the Farmer's Cow brand by integrating additional farms nationwide under our trademark, launching regionally tied grocery products and restaurants, and supporting small farms as partners. Past financial results reflect our initial operations, while our growth strategy targets broader revenue streams from both existing and new markets across the restaurant and grocery sectors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of month-end February, 2026, our capital resources available in the form of cash are in excess of $348,000, which includes our accounts in both Berkshire Bank and Bank of America under the FC Development, Corp. name. This capital came into the Company in the form of shareholder equity, selling common stock in the Company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises its minimum funding goal of $19,998.28, we estimate it could sustain operations indefinitely. This projection relies on anticipated profitability from our existing restaurants and new grocery products. Key factors supporting this include our established brand, the introduction of the "Farming Clean Energy" trademark and planned marketing efforts to enhance visibility. The estimate assumes current expense levels—covering operational costs, staffing, and production—remain consistent with revenue growth from these core activities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitely, but with a greater opportunity to expand more rapidly.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has successfully raised over $2 million prior to its current StartEngine campaign and intends to pursue additional capital to support its long-term vision. Following the close of the StartEngine Form C raise, we hope to initiate a Series A funding round within 12 to 15 months. Beyond this, we remain open to exploring various avenues, including equity raises through platforms like StartEngine or other financing options, as needed to drive growth.

Indebtedness

- Creditor: Janey Montgomery
  Amount Owed: $50,000.00
  Interest Rate: 18.2%
  Maturity Date: November 01, 0026
  The principal amount is considered paid-in capital/equity, and there is no prepayment penalty associated with the note. The outstanding balance under this note was $16,517 and $45,146 as of December 31, 2024, and 2023, respectively. See exhibit B to Form C

- Creditor: ODK Capital, LLC
  Amount Owed: $180,000.00
  Interest Rate: 53.2%
  The loan bears an annual percentage rate of approximately 53.2% and requires weekly payments of $3,804.92 over a repayment term of approximately 15 months. The total repayment amount under the agreement is $247,319.80. The outstanding balance under this note was $171,479 and $90,000 as of December 31, 2024, and 2023, respectively. See exhibit B to Form C.

- Creditor: North Star Leasing, a division of Peoples Bank
  Amount Owed: $43,471.26
  Interest Rate: 0.0%
  The agreement requires monthly payments of $98, consisting of three advance payments followed by 45 monthly installments, and is secured by the financed equipment. The balance of this loan was $816 and $3,086 as of December 31, 2024, and 2023, respectively. See exhibit B to Form C.

- Creditor: Krasun Industries, Inc. and Michael Krasun
  Amount Owed: $86,000.00
  Interest Rate: 0.0%
  Maturity Date: July 31, 2023
  The Company agreed to make monthly payments of $4,500 beginning in June 2023, with such payments applied to interest initially and subsequently to principal until the settlement amount is satisfied. The agreement also provides several settlement payment options that would fully satisfy the obligation if paid by specified dates. The outstanding balance related to this obligation was $86,000 and $1,086,000 as of December 31, 2024, and 2023, respectively. See exhibit B to Form C.

- Creditor: SBA EIDL Loan
  Amount Owed: $16,500.00
  Interest Rate: 3.75%
  Maturity Date: May 25, 2050
  The loan bears interest at 3.75% per annum and requires monthly installment payments of approximately $1,055, with all remaining principal and accrued interest due 30 years from the date of the original note. The loan was subsequently modified in August 2021. The outstanding balance under this loan was $16,500 and $16,500 as of December 31, 2024, and 2023, respectively. See exhibit B to Form C.

- Creditor: SBA EIDL Loan
  Amount Owed: $210,800.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2025
  The loan bears interest at 3.75% per annum and requires monthly installment payments of $81, beginning twelve months after the date of the promissory note, with all remaining principal and accrued interest due 30 years from the date of the note. The outstanding balance under this loan was $210,800 and $210,800 as of December 31, 2024, and 2023, respectively. See exhibit B to Form C.

- Creditor: Square Financial Services, Inc.
  Amount Owed: $77,690.00
  Interest Rate: 0.0%
  Maturity Date: May 02, 0025
  Under the terms of the agreement, the total loan balance including fees amounted to $77,690, with repayment based on 20% of the Company's daily credit card receivables processed through the Square platform, subject to a minimum payment of $4,316.11 due every 60 days. The loan has a term of 18 months and matures on May 2, 2025. The outstanding balance under this note was $760 and $68,617 as of December 31, 2024 and 2023, respectively. See exhibit

B to Form C.

- Creditor: Square Financial Services, Inc.
  Amount Owed: $57,205.00
  Interest Rate: 18.25%
  Maturity Date: February 21, 2026
  The loan bears repayment through a 18.25% repayment rate and matures on February 21, 2026. The balance of this loan was $28,011 as of December 31, 2024. See exhibit B to Form C.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $26,987,100.00

Valuation Details:

The pre-money valuation does not take into account the currently outstanding warrants. The Company currently has 880,355 Class A Common Voting Stock warrants outstanding. The Company currently has no convertible securities outstanding. The Company currently has no options outstanding. The Company has no shares reserved for issuance under any equity stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.28 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Marketing and New Product Development
  92.5%
  Marketing spend to drive increased business and launch the next grocery product.

If we raise the over allotment amount of $617,998.20, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Infrastructure Buildout
  32.5%
  Hiring

- Marketing and New Product Development
  30.0%
  Restaurant marketing and new product promotion

- Legal
  30.0%
  Licensing development and Co-Op expansion

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://fcdevcorp.com/ (https://fcdevcorp.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fc-development

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR FC Development Corp.

[See attached]

FC DEVELOPMENT
CORP

FC Development Corp. DBA The Farmer's Cow Calfe & Creamery
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: FC Development Corp.

We have reviewed the accompanying consolidated financial statements of FC Development Corp DBA The Farmer's Cow Calfe & Creamery (the Company), which comprise the consolidated balance sheets as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided consolidated financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 2, 2026

FC DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	85,817	310,567
Accounts Receivable		-	29,901
Inventory		51,427	51,427
Other Current Assets		14,623	38,424
Total Current Assets		151,867	430,319
Non-Current Assets:			
Property, Plant, and Equipment - Net		199,696	272,365
ROU Asset		526,279	64,095
ROU Asset - Finance		8,082	1,455
Goodwill		750,000	750,000
Total Non-Current Assets		1,484,056	1,087,915
TOTAL ASSETS		1,635,923	1,518,234
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable		16,843	21,992
ST -Lease Liabilities		22,163	18,369
ST -Lease Liabilities - Finance Lease		8,967	19,532
ST - Loans Payable		411,050	369,417
Payroll Liabilities		250	5,904
Other Current Liabilities		35,121	4,833
Total Current Liabilities		494,393	440,048
Non-Current Liabilities:			
Loan Payable - Related Party		86,000	1,086,000
LT - Loans Payable		33,017	61,646
LT -Lease Liabilities		507,283	45,726
LT -Lease Liabilities - Finance Lease		3,071	12,038
Total Non-Current Liabilities		629,371	1,205,410
TOTAL LIABILITIES		1,123,765	1,645,458
EQUITY			
Common Stock		169	158
APIC		2,425,167	1,708,185
SAFE		23,192	23,192
Accumulated Deficit		(1,936,370)	(1,858,760)
TOTAL EQUITY		512,158	(127,224)
TOTAL LIABILITIES AND EQUITY	$	1,635,923	1,518,234

See Accompanying Notes to these Unaudited Consolidated Financial Statements

FC DEVELOPMENT CORP.
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	733,900	631,281
Cost of Goods Sold		(333,763)	(262,297)
Gross Profit		400,137	368,984
Operating Expenses			
Payroll		491,647	412,259
Advertising and Marketing		45,988	1,734
General and Administrative		724,223	584,052
Operating Lease Expense		67,472	19,305
Professional Services		28,717	47,096
Amortization - Finance Lease		19,230	18,021
Depreciation		72,670	72,032
Total Operating Expenses		1,449,947	1,154,499
Total Loss from Operations		**(1,049,811)**	**(785,515)**
Other Income (Expense)			
Gain on Debt Extinguishment		1,000,000	800,000
Organization Costs		(39,552)	(39,552)
Interest Expense		(28,427)	(73,773)
Total Other Income (Expense)		**932,021**	**686,676**
Net Loss	**$**	**(117,789)**	**(98,840)**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

FC DEVELOPMENT CORP.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A					
	# of Shares	$ Amount	APIC	SAFE	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/23	109,582	110	478,741	23,192	(1,793,327)	(1,291,284)
Issuance of Common Stock	48,732	49	-	-	-	49
Additional Paid-in Capital	-	-	1,229,444	-	-	1,229,444
Prior Period Adjustment	-	-	-	-	33,407	33,407
Net Loss	-	-	-	-	(98,840)	(98,840)
Ending balance at 12/31/23	158,314	158	1,708,185	23,192	(1,858,760)	(127,224)
Issuance of Common Stock	11,095	11	716,982	-	-	716,993
Prior Period Adjustment	-	-	-	-	40,179	40,179
Net Loss	-	-	-	-	(117,789)	(117,789)
Ending balance at 12/31/24	169,409	169	2,425,167	23,192	(1,936,370)	512,158

See Accompanying Notes to these Unaudited Consolidated Financial Statements

FC DEVELOPMENT CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(117,789)	(98,840)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		40,179	33,407
Depreciation		72,670	72,032
Non-cash operating expense		3,167	-
Non-cash Amortization - Finance Lease		(26,160)	(5,715)
Accounts Receivable		29,901	(10,539)
Other Current Assets		23,801	(4,719)
Accounts Payable		(5,149)	5,712
Payroll Liabilities		(5,654)	(1,399)
Other Current Liabilities		30,287	(4,619)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		163,042	84,159
Net Cash provided by (used in) Operating Activities		45,253	(14,680)
INVESTING ACTIVITIES			
Property, Plant, and Equipment - Net		-	(42,518)
Net Cash (used in) provided by Investing Activities		-	(42,518)
FINANCING ACTIVITIES			
Loan Payable - Related Party		(1,000,000)	(914,000)
Loans Payable		13,004	48,963
Common Stock		11	49
APIC		716,982	1,229,444
Net Cash (used in) provided by Financing Activities		(270,003)	364,456
Cash at the beginning of the period		310,567	3,310
Net Cash (decrease) increase for the period		(224,750)	307,257
Cash at the end of the period	$	85,817	310,567

Supplemental Disclosures of Non-Cash Investing and Financing Activities

During 2024 and 2023, the company obtained a right-of-use asset in exchange for new operating lease liabilities amounting to $526,279 and $64,095, respectively.
During 2024 and 2023, the company obtained a right-of-use asset in exchange for new finance lease liabilities amounting to $8,082 and $1,455, respectively.

See Accompanying Notes to these Unaudited Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FC Development Corp. DBA The Farmer's Cow Calfe & Creamery (the "Company") was incorporated in the state of Delaware on July 30, 2019. The Company currently operates two corporate-owned restaurants and is in the process of launching several grocery products under the Farmer's Cow brand, which has been in existence for over 20 years. The Company utilizes this brand under a licensing arrangement and owns the trademark "Farming Clean Energy," which management intends to license to the Farmer's Cow brand as an additional potential revenue stream. The Company also intends to expand its operations through additional corporate-owned restaurants, franchised restaurants, and the introduction of additional grocery products under its brand portfolio. The Company's headquarters are located in Norwich, Connecticut, and its customers are primarily located within the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in early 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Management's plans to mitigate conditions raising substantial doubt include the following:

Equity Financing

Management has raised additional equity capital subsequent to year-end and currently maintains cash on hand in excess of $249,699. Management is also pursuing a planned $10 million capital raise to provide funding for operations, working capital, and expansion initiatives.

Revenue Growth and Expansion

Management anticipates achieving profitability as the Company expands its restaurant operations and launches additional grocery products. Management's plans include opening an additional restaurant location, which is expected to increase revenues and improve operating cash flows in future periods. Financial projections reflect expected revenue growth and improved operating results as these initiatives are implemented.

These plans are intended to enhance liquidity and support the Company's ability to continue as a going concern; however, there can be no assurance of success. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financials of the Company include its wholly-owned subsidiary, FC Dev 1, LLC, a Connecticut entity formed on October 20, 2021. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024, and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $85,817 and $310,567 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected. As of December 31, 2023, the Company had accounts receivable totaling $29,901. The full balance relates to amounts due from DoorDash for online food sales. Due to a temporary system processing issue, certain payments were delayed and remained outstanding at year's end. The balance was subsequently collected in full in early 2024.

Components of Accounts Receivable

Description	2024	2023
Accounts Receivable	-	29,901
Less: Allowance for Doubtful Accounts	-	-
Totals	**-**	**29,901**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Management has determined that no allowance for doubtful accounts was necessary as of December 31, 2024, and December 31, 2023.

Inventory

Inventory consisted primarily of food and beverage ingredients and related restaurant supplies. Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Inventory as of December 31, 2024, and December 31, 2023, totaled $51,427.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment on December 31, 2024, and December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	2024	2023
Property and Equipment	5-15	499,092	499,092
Leasehold Improvements	15	23,795	23,795
Less Accumulated Depreciation		(323,191)	(250,521)
Totals		**199,696**	**272,365**

Goodwill

On October 1, 2019, the Company acquired the Farmer's Cow brand and related operations for a total purchase price of $750,000. The transaction was accounted for as a business combination in accordance with ASC 805. The excess of the consideration transferred over the estimated fair value of the identifiable net assets acquired was recorded as goodwill.

Management indicated that the goodwill primarily reflects the established value of the Farmer's Cow brand, which had been operating for several years prior to the acquisition, with products distributed in multiple states and an operating restaurant location that had been in operation for approximately seven years and had historically generated profitable results. In accordance with ASC 350, goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate potential impairment.

Leases

Nature of Leases

The Company leases restaurant facilities under noncancelable operating lease agreements for its food service operations. The leases relate to two restaurant locations in Connecticut. The Mansfield lease was renewed in 2022 and has a remaining term through May 2027. The Berlin lease commenced in 2024 and has a term through April 2034. The leases generally require fixed monthly payments and may include variable payments for common area maintenance, property taxes, and insurance. Security deposits are required under certain lease agreements.

Lease Classification and Initial Recognition

The Company determines whether an arrangement contains a lease at contract inception by assessing whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Leases are classified as either operating or finance leases based on the criteria outlined in ASC 842, Leases.

Operating lease right-of-use (ROU) assets and operating lease liabilities are recognized on the consolidated balance sheets at lease commencement based on the present value of lease payments over the lease term. ROU assets represent the Company's right to use an underlying asset during the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

Measurement of Lease Assets and Liabilities

The present value of lease payments is determined using the discount rate implicit in the lease, if that rate is readily determinable. As the implicit rate is generally not readily determinable, the Company uses its incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The incremental borrowing rate represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

The initial measurement of the operating lease ROU asset consists of the initial lease liability adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

Subsequent Measurement and Amortization

Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included in operating expenses in the consolidated statements of operations. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from the sale of food and beverage products through its restaurant operations. Revenue is transactional in nature and is generated when patrons purchase products within the restaurant, through the Company's website or mobile application, or through third-party delivery services utilized by the Company. The Company's performance obligation is satisfied at the point in time when the customer receives the ordered products.

The Company does not extend credit to customers and therefore does not record accounts receivable related to these transactions. Payment is generally received at or shortly before the time the products are delivered to the customer, and the performance obligation is typically fulfilled within a short period of time after payment is received. The Company is also preparing to launch grocery products under the Farmer's Cow brand that will be distributed through grocery stores in the New England region. Similar to restaurant sales, revenue from these products will be recognized at the point in time when the customer obtains control of the product.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of administrative overhead and operating support costs incurred in the normal course of business. These expenses include professional services, facility and operating costs, transaction processing fees, employee-related expenses, and other general corporate costs.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024, and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	593,408	579,848
Depreciation (difference in methods/timing)	4,294	892
Amortization (difference in methods/timing)	(15,001)	(15,002)
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**582,700**	**565,739**
Less: Valuation Allowance	(582,700)	(565,739)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024, and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $2,082,132 and $2,034,555, respectively. Federal NOLs arising after December 31, 2019, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Components of Income Tax Benefit

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	582,700	565,739
Valuation Allowance	(582,700)	(565,739)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2024	**2023**
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(24,667)	21.00%	(20,625)	21.00%
State taxes, net of federal benefit	(8,810)	7.50%	(7,366)	7.50%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	(16,961)	14.44%	(830,679)	845.80%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(50,439)**	**42.94%**	**(858,670)**	**874.30%**

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024, and December 31, 2023. Income tax returns for years ending 2023 through 2024 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our consolidated financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As further described in Note 5, the Company entered into a settlement agreement dated May 19, 2023, involving Steven Ayer, the Company's Chairman, and a related party. No other transactions between related parties were identified.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Leases

The Company leases restaurant facilities for its operations in Connecticut under noncancelable operating lease agreements. These leases relate to two restaurant locations in Mansfield and Berlin. The Mansfield lease was renewed effective June 1, 2022, and expires on May 31, 2027, and requires fixed monthly payments of approximately $1,608.75. The Berlin lease commenced on April 11, 2024, and expires on April 30, 2034, and requires fixed monthly payments that increase periodically over the lease term.

A summary of the Company's operating lease information, including lease liabilities and related cash flow obligations, as of December 31, 2024, is presented below.

FASB ASC 842 Footnote

		Year Ending
Lease expense		2024-12
Operating lease expense		67,472
Total		67,472
Other Information		
Operating cash flows from operating leases		59,305
ROU assets obtained in exchange for new operating lease liabilities		506,811
Weighted-average remaining lease term in years for operating leases		8.66
Weighted-average discount rate for operating leases		4.35%
Maturity Analysis		
	2025-12	44,605
	2026-12	118,550
	2027-12	34,887
	2028-12	105,292
	2029-12	28,478
Thereafter		312,067
Total undiscounted cash flows		643,879
Less: present value discount		-114,433
Total lease liabilities		529,445

<u>Finance Leases</u>

The Company leases certain equipment under finance lease arrangements. These leases are recorded as right-of-use assets and corresponding lease liabilities on the balance sheet at the present value of future lease payments. The Company amortizes finance lease right-of-use assets on a straight-line basis over the shorter of the lease term or the useful life of the underlying asset, and recognizes interest expense on the lease liabilities using the effective interest method.

A summary of the Company's finance lease information, including lease liabilities and related cash flow obligations, as of December 31, 2024, is presented below:

Lease expense	Year Ending 2024-12
Finance lease expense	
Amortization of ROU assets	19,230
Interest on lease liabilities	547
Total	19,778

Other Information	
Operating cash flows from finance leases (i.e. Interest)	578
Financing cash flows from finance leases (i.e. principal portion)	19,501
Weighted-average remaining lease term in years for finance leases	145.00%
Weighted-average discount rate for finance leases	2.97%

Maturity Analysis		Finance
	2025-12	9,178
	2026-12	2,052
	2027-12	1,124
	2028-12	0
	2029-12	0
Thereafter		0
Total undiscounted cash flows		12,354
Less: present value discount		-316
Total lease liabilities		12,038

NOTE 5 – LIABILITIES AND DEBT

Loan Payable - Related Party

The Company entered into a settlement agreement of $2,000,000 with Krasun Industries, Inc. and Michael Krasun in May 2023, which also involved Steven Ayer, the Company's Chairman. Under the terms of the settlement, the Company agreed to make monthly payments of $4,500 beginning in June 2023, with such payments applied to interest initially and subsequently to principal until the settlement amount is satisfied. The agreement also provides several settlement payment options that would fully satisfy the obligation if paid by specified dates. The outstanding balance related to this obligation was $86,000 and $1,086,000 as of December 31, 2024, and 2023, respectively.

Loans Payable

On November 1, 2022, the Company entered into a note payable agreement with an individual lender, Richard Rubenstein, for $50,000. The note bears interest at 18.2% per annum, with interest payable at maturity on November 1, 2026. The outstanding balance under this note was $16,517 and $45,146 as of December 31, 2024, and 2023, respectively.

In December 2024, the Company entered into a business loan and security agreement with ODK Capital, LLC (OnDeck) for $180,000. The loan bears an annual percentage rate of approximately 53.2% and requires weekly payments of $3,804.92 over a repayment term of approximately 15 months. The total repayment amount under the agreement is $247,319.80. The outstanding balance under this note was $171,479 and $90,000 as of December 31, 2024, and 2023, respectively.

On May 21, 2020, the Company entered into a loan agreement with the U.S. Small Business Administration under the Economic Injury Disaster Loan (EIDL) program. The loan bears interest at 3.75% per annum and requires monthly installment payments of approximately $1,055, with all remaining principal and accrued interest due 30 years from the date of the original note. The loan was subsequently modified in August 2021. The outstanding balance under this loan was $16,500 and $16,500 as of December 31, 2024, and 2023, respectively.

On May 25, 2020, the Company entered into a loan agreement with the U.S. Small Business Administration under the Economic Injury Disaster Loan (EIDL) program for $16,500. The loan bears interest at 3.75% per annum and requires monthly installment payments of $81, beginning twelve months after the date of the promissory note, with all remaining principal and accrued interest due 30 years from the date of the note. The outstanding balance under this loan was $210,800 and $210,800 as of December 31, 2024, and 2023, respectively.

In August 2024, the Company entered into a loan agreement with Square Financial Services, Inc. for $24,500 with a related loan fee of $3,871, resulting in a total loan balance of $28,371. The loan bears repayment through a 13.5% repayment rate and matures on February 7, 2026. The balance of this loan was $28,011 as of December 31, 2024.

On November 2, 2023, the Company entered into a loan agreement with Square Financial Services, Inc. for $68,000. Under the terms of the agreement, the total loan balance, including fees, amounted to $77,690, with repayment based on 20% of the Company's daily card receivables processed through the Square platform, subject to a minimum payment of $4,316.11 due every 60 days. The loan has a term of 18 months and matures on May 2, 2025. The outstanding balance under this note was $760 and $68,617 as of December 31, 2024, and 2023, respectively.

Debt Summary

Loan Type	**Nature**	**Date Entered**	**Maturity Date**	**Interest Rate**	**Total Outstanding Balance as of Dec. 31, 2024**	**2023**
Janey Montgomery	LT - Loan	November 1, 2022	November 21, 2026	18.20%	16,517	45,146
On-Deck	ST - Loan	December, 2024	15 months	53.20%	171,479	90,000
Krasun Industries	Shareholders Loan	May 1, 2023	37 Years	-	86,000	1,086,000
EIDL 3000667803	LT - Loan	May 21, 2020	May 25, 2050	3.75%	16,500	16,500
EIDL 1656177802	ST - Loan	May 25, 2020	May 21, 2025	3.75%	210,800	210,800
Square Loan #2	ST - Loan	November 2, 2023	May 2, 2025	20.00%	760	68,617
Square Loan #1	ST - Loan	August, 2024	February 7, 2026	13.50%	28,011	-
Total					**530,067**	**1,517,063**

NOTE 6 – EQUITY

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.001 per share, consisting of two classes: Class A Common Voting Stock and Class B Common Voting Stock. The Company is authorized to issue up to 9,275,000 shares of Class A Common Voting Stock and up to 5,725,000 shares of Class B Common Voting Stock. As of December 31, 2024, and 2023, the Company had 169,409 and 158,314 shares of Class A Common Voting Stock issued and outstanding, respectively.

Voting: Holders of Class A Common Voting Stock are entitled to two votes per share at any meeting of the stockholders. Holders of Class B Common Voting Stock are entitled to one vote per share at any meeting of the stockholders.

Dividends: Dividends may be declared by the Board of Directors on the common stock; provided that if a dividend is declared, it must be declared on both Class A and Class B Common Voting Stock on an equivalent basis.

Liquidation: In the event of any liquidation, dissolution, or winding up of the Company, holders of Class A Common Voting Stock and Class B Common Voting Stock are entitled to share in the net assets of the Company based on the number of shares held.

Except for the difference in voting rights, the holders of Class A Common Voting Stock and Class B Common Voting Stock have the same rights and preferences.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 2, 2026, the date these consolidated financial statements were available to be issued.

Trademark Acquisition – Farming Clean Energy

In April 2025, the Company acquired ownership of the trademark "Farming Clean Energy." Management believes this trademark represents a strategic intangible asset that may be licensed in the future in connection with the Farmer's Cow brand and related initiatives. The Company expects that the trademark may provide an additional potential revenue stream through future licensing arrangements.

SAFE Termination and Equity Issuance

On November 10, 2025, the Company entered into an amendment and termination agreement of a Simple Agreement for Future Equity ("SAFE") originally executed on May 20, 2022 with The Farmer's Cow Calfe & Creamery I, a series of Wefunder SPV, LLC, pursuant to which the investor had contributed $170,517 in exchange for the right to receive preferred stock upon a future equity financing. Under the termination agreement, the SAFE was canceled, and the Company agreed to issue 5,116.51 shares of Class B common stock based on a $5,000,000 post-money valuation, with such shares issued effective January 1, 2025. The Company determined this represents a non-recognized subsequent event, and accordingly, no adjustments have been made to the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in FC Development

The Farmer's Cow®: A Farmer-owned ecosystem powering small-farm prosperity—transforming agriculture for a resilient future

FC Development Corp. (FCDC), the strategic parent entity behind The Farmer's Cow® brand, is a Connecticut-based organization dedicated to empowering small family farms through diversified revenue streams in clean energy, fast-casual dining, and premium retail branding.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


THE
FARMER'S
COW
IGNITING THE FAMILY FARM REVIVAL

REASONS TO INVEST

1. Tapping into High Growth Markets

The U.S. agriculture sector contributes $1.3 trillion to GDP, but small family farms (86% of farms in the U.S.) face consolidation, volatility and new policies—creating a $200 billion opportunity in diversification like clean energy and value-added products. FCDC's three-pillar model—anaerobic digesters in the $7.3 billion market (9.9% CAGR), fast-casual dining in the $80 billion U.S. segment (13.7% projected CAGR), and premium retail with 70% consumer preference for local sourcing. With two operational digesters producing surplus power and Calfé locations driving community jobs, we're positioned to capture scalable returns in resilient markets aligned with national food and energy security priorities.

2. Innovative, Replicable Model with Intellectual Property Edge

Our patented Farming Clean Energy® trademark— developing a consumer-facing brand in agricultural energy—transforms the message of turning farm waste into revenue-generating electricity and RNG, de-risking operations for member farms while reducing emissions. Combined with vertically integrated Calfé restaurants and premium retail branding, this ecosystem creates recurring royalties that flow back to farmers, ensuring equal benefits for all members. With 20+ years of traction, and two Calfé sites operational, our farmer-owned structure differentiates us from traditional ag models—offering investors an innovative company in a sector ripe for disruption through sustainability and local focus.

3. Experienced Leadership Team with Proven Track Record

FCDC is guided by a seasoned team blending agricultural expertise with operational excellence. CEO Edwin Molina leads overall strategy and growth, drawing from his background in scaling startups to public companies. Cooperative Chairman, Jim Smith, holds a permanent board seat in FCDC and ensures farmer priorities drive decisions. Tony Cusano (advisor), contributes to our product development, grew Cape Cod Potato Chips by $100 million in sales and has consulted for brands like Panera, Trader Joe's, and Ahold. With additional team & advisory members in energy, finance, and food, our leadership has collectively scaled startups, managed multi-million dollar revenue streams, and navigated complex ag partnerships—providing the strategic foundation to execute our national expansion with precision and integrity.

TEAM



Edwin Molina • Chief Executive Officer & Director

Molina is a seasoned entrepreneur and executive with a proven track record in pioneering technology and scaling businesses.
Featured in national media and trade journals as a pure entrepreneur, he served as President, CEO, and Board Member of USA Video Interactive Corp. starting in 1998, having previously held roles as Vice President and Senior Administrator overseeing marketing, administration, public relations, and investor/shareholder relations. In 1994, he led the deployment of the world's first patented Video-On-Demand (VOD) system in Rochester, New York, in partnership with Rochester Telephone, DEC, and Samsung—competing directly with Time Warner and AOL—while raising over $8 million, growing shareholders from 300 to over 5,000, and securing coverage in outlets like The Wall Street Journal, The New York Times, and Investor's Business Daily. His innovative leadership and ability to drive groundbreaking projects and capital raises bring strategic depth and execution expertise to FC Development Corp. as we expand The Farmer's Cow® ecosystem nationwide.

Read Less



Steven Matthew Lane • President and Director

As President of FC Development Corp., Lane leads strategy, operations, team development, and vertical positioning.
A Connecticut native, and former NCAA All-American lacrosse player, Steve applies disciplined leadership from over a decade building and consulting businesses in the U.S. and internationally. He now channels that competitive drive to scale The Farmer's Cow® into a nationally recognized, mission-led brand delivering economic resilience for small farms and lasting impact on local agriculture.

Read Less



Steven M Ayer • Chairman of the Board of Directors and Principal Accounting Officer

Ayer is a Managing Director and Partner at Strata Wealth Partners with Hightower Advisors, bringing over 24 years (and counting) of deep expertise in financial services. A Certified Investment Management Analyst (CIMA®) from IMCA and Accredited Investment Fiduciary (AIF®) from the Center for Fiduciary Studies, he excels in portfolio construction, alternative investments (private equity & hedge funds), risk analysis, financial planning, business consulting, and global macro analysis—with more than 15,000 hours of dedicated research across these fields. His proven track record in wealth management and strategic insight strengthens FC Development Corp.'s leadership as we scale The Farmer's Cow® ecosystem nationwide.
Read Less



James Smith • Director

Smith owns and operates Cushman Farms, a multi-generational family dairy in Franklin/Lebanon, Connecticut (est. 1936), spanning over 3,120 acres. A key member of The Farmer's Cow® cooperative since 2003, he serves as Chairman and has been a strong advocate for Connecticut dairy farmers. Smith is advancing sustainable innovation, while supporting precision-ag initiatives through co-founding Almanax (drone-based farming tech). His leadership emphasizes family-farm viability, environmental stewardship, and community resilience—directly fueling The Farmer's Cow®'s mission to strengthen local agriculture through clean energy and premium products.
Read Less

Show Less

The Pitch


SMALL, FAMILY-RUN FARMS ARE FACING A MULTI-FRONT CHALLENGE FOR VIABILITY IN A RAPIDLY EVOLVING AGRICULTURAL WORLD.
FORWARD THINKING AND STRATEGIC PARTNERSHIPS PAVE THE WAY FOR UNPRECEDENTED OPPORTUNITY IN THE FACE OF ADVERSITY.

America's family farms—86% of U.S. farms by count—are under siege. Small-scale operations face crushing barriers: high capital costs for infrastructure, regulatory and compliance burdens, limited market power against big agribusiness, workforce shortages, innovation gaps, and succession challenges that threaten long-term viability and national food security.


FARMER'S COW
Fairvue Farms
OVER 20 YEARS OF BRAND RECOGNITION.
THE FARMER'S COW® DELIVERS A PROVEN, FARMER-LED ECOSYSTEM THAT TURNS THREATS INTO STRENGTHS.
SOLUTION IN ACTION

The Farmer's Cow® delivers a proven, farmer-led ecosystem that turns these threats into strengths. Through cooperative scale and shared infrastructure, member farms access diversified revenue from clean energy (anaerobic digesters + offtake agreements), fast-casual dining profits (Calfé restaurants), and premium branded retail—creating multiple income streams no single farm could build alone. Powered by strategic grants opportunities and private impact partnerships, we're slashing costs, restoring negotiating power, bridging tech/innovation divides, building rural careers and labor solutions, and fostering autonomy within a unified national brand. The result: resilient farms, empowered farmers, consumer loyalty to our trusted "Farming Clean Energy®" story, and a scalable model for nationwide family-farm revival.


FC Development Corp.
The Farmer's Cow®
Expansion of The Farmer's Cow CoOperative
The Farmer's Cow® Retail Products
The Farmer's Cow® Calfé
The Farmer's Cow® Clean Energy Development
Farming Clean Energy®
ORG STRUCTURE

FCDC leads strategy and brand growth while The Farmer's Cow® cooperative—largest shareholder in FCDC—keeps everything farmer-led and mission-true.
The core brand branches into three revenue pillars: Retail & Distribution, Fast-Casual (Calfé), and Energy Development, each with direct income/royalties/profit-sharing flowing to member farms. Everything ties together under the revolutionary **Farming Clean Energy®** trademark—set to become the leading consumer brand turning farm waste into a trusted, story-driven process of developing clean power, unlocking licensing, grants, impact funding, and national farm pride.


Small family-run farms make up
86%
of U.S. agriculture
The digester market in the U.S. alone is projected to reach
$7.3 BILLION
by 2031
The U.S. fast-casual sector is projected to grow by
$84.5 BILLIION
from 2025-2029
Demand for locally sourced products remains high, with
70%
of shoppers preferring local

**The market projections presented herein are forward-looking statements subject to risks, uncertainties, and market fluctuations, and should not be construed as a guarantee of future performance.*


SCRATCH KITCHEN
WITH A PURPOSE

The Farmer's Cow® Calfé is a locally-inspired fast-casual brand delivering scratch-made breakfast, lunch, and dinner using our brand dairy & eggs, and high quality proteins & produce from trusted and local partners—featuring signature sandwiches, salads, milkshakes, and seasonal specials that meet surging consumer demand for healthier, transparent, locally sourced meals.

Currently operating two corporate locations in Connecticut (Mansfield and Berlin), we believe the concept is poised for measured Northeast expansion into strategic markets like Massachusetts, Rhode Island, and New Hampshire, with a mix of corporate builds and franchised units to build dense regional presence and brand equity.

Each Calfé acts as a revenue engine and visible brand ambassador, creating rural jobs with internal promotion, apprenticeship pathways, and support for national initiatives like USDA's $1.13 billion local food systems investment—driving premium margins, farm viability, and a closed-loop model that positions The Farmer's Cow® at the forefront of agriculture-meets-fast-casual dining, or as we like to say, "fast-quality!"


Farmer's Cow®
eggs sold in major grocery stores in
9 STATES
(CT, ME, MA, NH, NJ, NY, PA, RI, VT)
Cooperative members produce
25%
of all milk in Connecticut
FARMER'S COW
LOCAL EGGS
LARGE BROWN
BROWN · GRADE A
12 EGGS

The Farmer's Cow® Retail has over 20 years of brand recognition. Consumers crave local, transparent, high-quality products, and we're turning that demand into growth by deepening Northeast shelf presence—securing more doors, exclusive placements, and tighter chain partnerships to make The Farmer's Cow® the go-to farmer-owned choice.

As the cooperative expands region by region, we replicate the playbook with new distributors, co-branded programs, and strategic shelf wins, while innovating new categories (including non-dairy) under our trusted brand— enhanced with a mission to keep more value with farmers.

Advised by retail legend Tony Cusano—whose track record includes scaling Cape Cod Potato Chips to near-billion-dollar status and launching icons for Anheuser-Busch— we believe our strategy will create a trusted local-food platform one region and partnership at a time.


CURRENTLY WITH TWO OPERATIONAL 550 KW DIGESTERS AT HYTONE FARM (SINCE 2023) AND FORT HILL FARM (SINCE 2021) PROCESSING 13,000–15,000 GALLONS OF MANURE/FOOD WASTE DAILY AND PRODUCING SURPLUS ENERGY SOLD VIA VIRTUAL NET METERING.

The Farmer's Cow® Energy Division harnesses anaerobic digestion to turn farm waste into renewable electricity, generating revenue, powering operations and communities, and reducing environmental impact. Building on this, Cushman Farm is planning a third digester project for electricity or renewable natural gas (RNG).

The scalable three-track strategy includes: greenfield digester builds on member farms with public-private funding; licensing the **Farming Clean Energy®** trademark to existing digester-equipped farms for branding and market access; and manure hauling to shared regional hubs for smaller farms to earn fees and credits without on-site builds.


GROWTH MODEL & EXPANSION

Photo Credit: Winter Caplanson

The Farmer's Cow® Expansion Vision

In every region, we build a self-reinforcing ecosystem of cooperative farms fueled by diversified revenue from clean energy, fast-casual dining (Calfé), and premium local branding—turning waste into resources, creating jobs, and delivering trust and resilience that no single farm could achieve alone.

Farms join while retaining full independence and identity, gaining collective power, shared infrastructure, and lasting consumer loyalty—starting with proven success in the Northeast as our replicable proof-of-concept.

Short-term (2026–2028): Increase market share in New England and the Northeast Corridor with more farms, Calfés, digesters, and shelf presence to forge an unbreakable model.

Long-term (2029–2033): Scale nationwide region by region, empowering mission-aligned family farms everywhere with recurring income, energy independence, and market strength—making farm security a national reality.

**The statements above regarding potential future expansion are forward-looking statements based on management's current expectations and negotiations, which are subject to change. There is no assurance that any of the above referenced expansion will occur. Actual results may differ materially due to various factors, including operational execution, and market conditions.*


FRESH
THE HEARTBEAT AND COMPASS
OF THE FARMER'S COW®
FIVE PILLARS
FOOD
RESPONSIBILITY
EDUCATION
SECURITY
HOME
GUIDING EVERY DECISION,
PRODUCT, AND PARTNERSHIP.
THE
FARMER'S
COW
FARM
TOUR

Real Farms. Real Food. Real F.R.E.S.H! is the heartbeat and compass of our five pillars (Food, Responsibility, Education, Security, Home) guiding every decision, product, and partnership. We have been building this mission with The Farmer's Cow® quietly, and we believe now is the time to ignite the movement—proving small family farms can thrive, strengthen local food systems, build national resilience, and foster more connected communities—one meal, one event, and one partnership at a time.

OPR-369

ABOUT

HEADQUARTERS
55 Main St, Suite 370
Norwich, CT 06360

WEBSITE
View Site

FC Development Corp. (FCDC), the strategic parent entity behind The Farmer's Cow® brand, is a Connecticut-based organization dedicated to empowering small family farms through diversified revenue streams in clean energy, fast-casual dining, and premium retail branding.

TERMS

FC Development

Overview

PRICE PER SHARE
$2.84

VALUATION
$26.99M

DEADLINE
May. 1, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $618K

Breakdown

MIN INVESTMENT
$499.84

OFFERING TYPE
Equity

MAX INVESTMENT
$617,998.20

SHARES OFFERED
Class B Common Voting Stock

MIN NUMBER OF SHARES OFFERED
7,042

MAX NUMBER OF SHARES OFFERED
217,605

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,635,923	$1,518,234
Cash & Cash Equivalents	$85,817	$310,567
Accounts Receivable	$0	$29,901
Short-Term Debt	$494,393	$440,048
Long-Term Debt	$629,371	$1,205,410
Revenue & Sales	$733,900	$631,281
Costs of Goods Sold	$333,763	$262,297
Taxes Paid	$0	$0
Net Income	-$117,789	-$98,840

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses

The 10% StartEngine Venture Club Bonus

FC Development Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.84 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $284.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period (i.e. the investment is submitted while the Venture membership is active). Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, learn about Regulation Crowdfunding, and for Regulation A+, learn about Regulation A+.

More FAQs

© 2026 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

For over 20 years, our farmers have been fighting for one thing: making sure America's family farms don't disappear. Because when family farms disappear, communities disappear. Small family farms make up 86% of U.S. farms — they're the backbone of our nation. We echo the call: farm security is national security.

I'm Steve Lane, president of FC Development Corp., the brand and expansion partner of The Farmer's Cow. We're building America's family farming security ecosystem — a true farmer-led movement to keep small farms alive and thriving, preserving generations of land stewardship and turning real challenges into lasting opportunities.

We structured the model on three strong, recurring revenue streams — all designed to protect and strengthen the farm: Turning manure from waste into a resource — producing surplus electricity right on the farm. Fast-casual restaurants that proudly serve our farmer-owned products — scratch-made breakfast, lunch, dinner and desserts — in a fast-casual market projected to grow by $84.5 billion through 2029. Retail products — milk, eggs, and exciting new launches coming in 2026 and 2027 — already in major grocery stores like Whole Foods, riding a 70% consumer preference for local. Every part of this ecosystem is built to put more money back into the hands of the farmer.

And we have something no one else does: the trademark 'Farming Clean Energy®' — establishing The Farmer's Cow as a consumer brand directly supporting farmers who produce clean power. That opens the possibility for licensing, partnerships, and major future growth — all while keeping the farmer at the center — in a digester market projected to reach $7.3 billion by 2031.

This isn't a concept — it's already working. We have two digesters producing surplus energy, two thriving Calfé restaurants surrounded by dozens of local farms and community partners, and a clear plan to scale this model across the country — with significant partnership opportunities ready to accelerate expansion.

Our team is seasoned — agriculture, finance, energy, tech, distribution — and our farm partners are the largest shareholders. This isn't just an investment in a brand. It's a chance to stand with America's family farmers, eat real food, and build stronger communities — to help them not just survive, but lead the future of food and farm viability. Now you have an opportunity to join the mission on StartEngine with The Farmer's Cow — real farms, real food, real FRESH

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is___FC Development Corp.___________________________
____.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered Fourth, so that, as amended, said Article shall be and read as follows:

FOURTH. The corporation is authorized to issue two classes of stock to be designated as "Class A Common Voting Stock" and "Class B Common Voting Stock." The total number of shares which the corporation shall have the authority to issue is 15,000,000 shares, consisting of up to 9,275,000 shares of Class A Common Voting Stock and up to 5,725,000 shares of Class B Common Voting Stock. The par value of each of such share is 0.001. Each share of Class A Common Voting Stock shall be entitled to two (2) votes at any meeting of the Stockholders of the corporation. Each share of Class B Common Voting Stock shall be entitled to one (1) vote at any meeting of the Stockholders of the corporation. The Board of Directors may declare a dividend on the Common Stock but only if a like dividend is declared for the holders of the Class A and Class B Common Stock. Together, the holders of Class A and Class B Common Voting Stock shall be entitled, in the case of a dissolution or liquidation of the corporation, to receive the net assets of the corporation based upon the number of shares of Class A Common Voting Stock and Class B Common Voting Stock owned by the holder thereof. Other than the voting rights, the holders of Class A Common Voting Stock and Class B Common Voting Stock shall have the same rights and preferences. Effective as of March 31, 2026 (the "Effective Date"), each issued and outstanding share of Class A Common Voting Stock as of the Effective Date shall automatically be subdivided and reclassified into Thirty-Five (35) shares of Class A Common Voting Stock and each issued and outstanding share of Class B Common Voting Stock as of the Effective Date shall automatically be subdivided and reclassified into Thirty-Five (35) shares of Class B Common Voting Stock (collectively the "Forward Stock Split"). The Forward Stock Split shall occur without any further action on the part of the corporation or the holders of the shares. If as a result of the Forward Stock Split fractional shares result, then if such fraction is (i) 49.99% or less then the resulting shares of stock shall be rounded down; and (ii) if such fraction is 50.00% or more then the resulting shares of stock shall be rounded up, so that no fractional shares are issued upon the Forward Stock Split. All references in this Certificate of Incorporation to share numbers, prices, or other provisions shall be deemed adjusted for the Forward Stock Split.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:_____________________________________

Authorized Officer

Name: Steven Ayer, Chairman

Print or Type

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "FC DEVELOPMENT CORP.", FILED IN THIS OFFICE ON THE SIXTH DAY OF OCTOBER, A.D. 2025, AT 10:22 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

7539030 8100
SR# 20254180440

Authentication: 204959204
Date: 10-06-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:22 AM 10/06/2025
FILED 10:22 AM 10/06/2025
SR 20254180440 - File Number 7539030

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is FC Development Corp.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered Fourth so that, as amended, said Article shall be and read as follows:
FOURTH. The corporation is authorized to issue two classes of stock to be designated as "Class A Common Voting Stock" and "Class B Common Voting Stock." The total number of shares which the corporation shall have the authority to issue is 15,000,000 shares, consisting of up to 9,275,000 shares of Class A Common Voting Stock and up to 5,725,000 shares of Class B Common Voting Stock. The par value of each of such share is 0.001. Each share of Class A Common Voting Stock shall be entitled to two (2) votes at any meeting of the Stockholders of the corporation. Each share of Class B Common Voting Stock shall be entitled to one (1) vote at any meeting of the Stockholders of the corporation. The Board of Directors may declare a dividend on the Common Stock but only if a like dividend is declared for the holders of the Class A and Class B Common Stock. Together, the holders of Class A and Class B Common Voting Stock shall be entitled, in the case of a dissolution or liquidation of the corporation, to receive the net assets of the corporation based upon the number of shares of Class A Common Voting Stock and Class B Common Voting Stock owned by the holder thereof. Other than the voting rights, the holders of Class A Common Voting Stock and Class B Common Voting Stock shall have the same rights and preferences.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: ______________________
Authorized Officer

Name: Steven Ayer, Chairman
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 07/30/2019
FILED 11:30 AM 07/30/2019
SR 20196227367 - File Number 7539030

CERTIFICATE OF INCORPORATION

OF

FC Development Corp.

FIRST. The name of the corporation is FC Development Corp.

SECOND. The corporation's registered office in the State of Delaware is located at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 200,000 shares of Common Stock, and the par value of each of such shares is 0.001.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: July 27, 2019

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:
The undersigned (hereafter referred to as "Subscriber") understands that %%NAME_OF_ISSUER%%, a Delaware corporation (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Class B Common Voting Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Joinder to Shareholder Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, Subscriber hereby agrees to join as a party that is designated as a "Common Holder" to the Amended and Restated Stockholders Agreement attached hereto as Exhibit A and included in the Form C Offering Document (the "***Shareholder Agreement***") as entered into by and among Shareholder, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to Subscriber under the Shareholder Agreement shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Shareholder Agreement and will be bound by the terms thereof as a party who is designated as a Common Holder thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, Subscriber will not become a party to the Shareholder Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to Subscriber. Once the conditions for a Closing have been met, the Company may hold additional Closings.

5. Payment for Securities.
(a) Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent")[a] from Subscriber by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Transfers upon challenged transactions**. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, this Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 7 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by Subscriber hereunder and as party to the Shareholder Agreement, and neither such purchase nor becoming a party to the Shareholder Agreement will contravene with any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. Subscriber has reviewed a copy of the Form C and a copy of the Shareholder Agreement. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine Primary LLC ("StartEngine"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Subscriber acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and get a full refund. Subscriber understands that Closings may occur on a “rolling” basis, and that after any such “rolling” Closing, information may become available that would affect Subscriber's investment decision, but that once a Closing occurs, no refund may occur.

c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription and Joinder Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: (A) that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and the Shareholders Agreement. In the event that the transfer restrictions in Section 227.501 of Regulation

Crowdfunding conflict with the transfer restrictions in the Shareholders Agreement, the more restrictive provisions shall control.

f) Uncertified Securities.

i. Subscriber acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives Subscriber's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

8. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 6 hereof and of Subscriber contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Manner of Holdings
Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

10. Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

13. Waiver of Jury Trial. Subscriber IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts with jurisdiction over the

%%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

21. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____________________ **Legal Name of Entity** **By_____%%INVESTOR_SIGNATURES%%________________** **Name: %%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **Title:%%INVESTOR_TITLE%%**

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%

By____%%ISSUER_SIGNATURE%%_________________ **Name: %%NAME_OF_ISSUER%%** **Title: %%ISSUER_TITLE%%**

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A to Subscription and Joinder Agreement

Amended and Restated Stockholders Agreement

See attached

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

This Amended and Restated Stockholders Agreement (this **"Agreement"**), dated as of September 15, 2025, is entered into by and among **FC Development Corp.**, a Delaware corporation (the **"Company"**), and certain holders (collectively, the **"Common Holders"**, and individually, each a **"Common Holder"**) of the Common Stock (consisting of Class A Common Voting Stock and Class B Common Voting Stock), $0.001 par value per share, of the Company (the **"Common Stock"**); and any other stockholder of the Company who or which shall become a party to or bound by this Agreement. Each holder of Equity Securities (as defined below) that is or becomes a party to this Agreement, including each Common Holder, is defined herein as a **"Stockholder"**, and collectively all such holders are defined herein as the **"Stockholders"**.

WITNESSETH:

WHEREAS, FC Development Corporation, The Farmer's Cow, LLC, Steven Ayer, Edwin Molina and the other Stockholders entered into a certain Stockholders Agreement for FC Development Corporation (the "**Company**") as of September 30, 2021 (the **"Stockholders Agreement"**);

WHEREAS, the Company was incorporated in the State of Delaware as FC Development Corp.; and

WHEREAS, the parties hereto desire to correct the spelling of the Company's name in the Agreement and to amend and restate the Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual consents and obligations hereinafter set forth, the parties hereto hereby agree as follows:

1. Definitions. As used in this Agreement, the following capitalized terms shall have the respective meanings set forth below or in the Section of this Agreement referred to below:

"Affiliate" means, as to any Person (the **"Relevant Person"**), any other Person (other than a subsidiary): (i) who or which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Relevant Person; (ii) which beneficially owns or holds more than fifty percent (50%) of any class of the voting stock of such Relevant Person; or (iii) in the case of a Person which is not a corporation, owns or holds more than fifty percent (50%) of the equity interests of such Relevant Person or one of its subsidiaries. The term **"control"** means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Affiliated Person" means, as to each natural individual, such natural individual's ancestors, descendants, siblings, or spouse, any executor or administrator of his/her estate, or a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary primarily for the account of such natural individual or his/her ancestors, descendants, siblings, or spouse, whether step, in-law or adopted.

"Approved Sale" means any Sale Event authorized and approved by both the Supermajority Vote of the Board and the Majority Vote of the Stockholders, but subject to the irrevocable proxy set forth in Section 6 hereof.

"Board" is defined in Section 3(a).

"Bylaws" means the Bylaws of the Company, and as from time to time amended and in effect.

"Certificate" means the Certificate of Incorporation of the Company, and as from time to time amended and in effect.

"Competitor" means a Person conducting operations or providing products or services, directly or indirectly, alone, in association with or as a stockholder, principal, agent, partner, officer, director, employee or consultant of any other organization, in a business that competes with the business of the Company, as reasonably determined by the Board in good faith.

"Director" is defined in Section 3(a).

"Electing Holders" is defined in Section 5(a).

"Equity Security" means any capital stock (including the Common Stock consisting of Class A Common Voting Stock and Class B Common Voting Stock) of the Company, whether now authorized or not, and rights, options, warrants or rights to purchase capital stock, and securities of any type whatsoever that are, or may become, convertible into, capital stock (the number of shares of an Equity Security which is a convertible security shall be the number of shares of such Equity Security which would result upon the immediate conversion of such convertible security, without regard to when such convertible security may in fact be converted).

"Founding Shareholders" means The Farmer's Cow, LLC, Steven Ayer, and SA Spirit Inc.

"IPO" means an underwritten initial public offering of the Common Stock of the Company on a United States national securities market or national exchange.

"Liens" means charges, liens, claims, and/or encumbrances.

"Majority Vote of the Stockholders" means the affirmative vote or written consent of those Stockholder(s) constituting a quorum and holding more than fifty percent (50%) of the total amount of votes of the Shares held by all Stockholders. For the avoidance of doubt, the holders of Class A Common Voting Stock shall be entitled to two (2) votes per share and the holders of Class B Common Voting Stock shall be entitled to one (1) vote per share.

"New Securities" means, collectively, Equity Securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such Equity Securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such Equity Securities.

"Notice of Acceptance" means a written notice of acceptance of shares of stock in the Company by a Stockholder in connection with its exercise of rights under Section 4(c).

"Notified Holders" is defined in Section 5(a).

"Permitted Transferee" is defined in Section 4(d).

"Person" means any individual, corporation, limited liability company, association, partnership, limited partnership, trust or estate, or government (or any agency or political subdivision thereof), or any other entity.

"Prohibited Transfer" is defined in Section 4(e)(iii).

"Proposed Transfer" is defined in Section 4(c).

"Proposed Transferee" is defined in Section 4(c)(i).

"Proposed Transferor" is defined in Section 4(c).

"Sale Event" means any of the following: (i) a consolidation or merger of the Company into or with any other entity or entities or other change of control transaction which results in the exchange of outstanding Equity Securities of the Company for securities or other consideration issued or paid or caused to be issued by any such entity or affiliate thereof (other than a merger to reincorporate the Company in a different jurisdiction) in which the stockholders of the Company immediately prior to such transaction do not continue to hold a greater than fifty percent (50%) interest in the successor entity immediately following such transaction; or (ii) a transaction or series of transactions that results in the transfer of more than fifty percent (50%) of the voting power of the Company; or (iii) the sale, lease, transfer, or other disposition by the Company or all or substantially all of its assets (which shall include any effective transfer of such assets regardless of the structure of any such transaction as a license or otherwise). Isolated sales by the Company of its Equity Securities to Persons shall not be a Sale Event as long as such sales do not result in the transfer of more than fifty percent (50%) of the voting power of the Company.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Shares" means: (i) the currently issued and outstanding shares of Common Stock of the Company (consisting of Class A Common Voting Stock and Class B Common Voting Stock); and (ii) any additional shares of Common Stock (including Class A Common Voting Stock and Class B Common Voting Stock) hereafter issued and outstanding.

"Supermajority Vote of the Board" means the affirmative vote or written consent of those Directors constituting more than two-thirds of the Directors entitled to a vote.

"The Farmer's Cow" means The Farmer's Cow, LLC, a Connecticut limited liability company.

"Transfer", as to any Equity Securities, means to sell, or in any other way directly or indirectly transfer, assign, distribute, encumber, or otherwise dispose of such Equity Securities, either voluntarily or involuntarily.

"Transferee" is defined in Section 4(d).

"Transfer Notice" is defined in Section 4(c)(i).

"Transferor" is defined in Section 4(d).

"Warrant" means any warrant issued by the CEO, or by the Board in the event that Warrants are being issued to the CEO, entitling the holder to purchase Common Stock (Class A Common Voting Stock and/or Class B Common Voting Stock) from the Company at an exercise price as determined by the Board in its sole discretion.

2. Duration of Agreement. The rights and obligations of the parties under this Agreement shall terminate immediately prior to the consummation of an IPO. The rights and obligations of each Stockholder shall terminate with respect to such Stockholder at the time when such Stockholder no longer holds any Equity Securities.

3. Election of Directors.

(a) Designation. At any time at which stockholders of the Company will have the right to or will vote for or consent to the election of directors of the Company, the Stockholders hereby agree to vote all Shares then owned or hereafter acquired by them in favor of the election to and maintaining a board of directors (the **"Board"**) consisting of up to seven (7) individuals (each, a **"Director"**) designated by the Stockholders by a Majority Vote of the Stockholders; provided, that one (1) Director shall be designated by The Farmer's Cow, so long as The Farmer's Cow and its Affiliates do not Transfer, through one or more Transfers, an aggregate amount of Equity Securities equal to or greater than three percent (3.0%) of the amount of Equity Securities held by The Farmer's Cow and its Affiliates on the date hereof, and the initial Director designated by The Farmer's Cow shall be James Smith; provided, however, if at any time, The Farmer's Cow and its Affiliates fail to hold the required amount of Equity Securities, then such Director shall be designated by the Stockholders by a Majority Vote of the Stockholders. Notwithstanding the above, in no event shall the dilution of the Equity Securities held by The Farmer's Cow and its Affiliates or the Company's offering of Equity Securities to any other parties trigger the above restriction on The Farmer's Cow's right to designate a Director. In addition to the above, and specifically not included within the above limit, the Stockholders may, in the Stockholders' sole discretion, elect one (1) or more Directors to serve in a non-voting, advisory role.

The Company and the parties hereto shall cause the nomination for election to the Board of the individuals set forth above.

The foregoing Directors shall be elected at any annual or special meeting of stockholders (or by written consent in lieu of a meeting of stockholders) and shall serve until their successors are elected and qualified or until their earlier resignation or removal.

The Board shall not be increased above seven voting (7) directorships without the Majority Vote of the Stockholders.

(b) Removal. Any Director designated pursuant to Section 3(a) may be removed during his/her term of office, with or without cause, with and only with the affirmative vote or written consent of that Person or Persons which have the power to designate that Director pursuant to the applicable subsection.

(c) Vacancies. Any vacancy in the office of the Director designated pursuant to Section 3(a) may be filled with the Person designated by and only by the affirmative vote or written consent of that Person or Persons which have the power to designate that Director pursuant to Section 3(a).

(d) Voting. All of the Stockholders agree to vote their Shares in accordance with this Section 3. The Stockholders acknowledge and agree that the holders of Class A Common Voting Stock shall be entitled to two (2) votes per share at any meeting of the Stockholders of the Company and that the holders of Class B Common Voting Stock shall be entitled to one (1) vote per share at any meeting of the Stockholders of the Company.

(e) Reimbursements; Compensation. All members of the Board shall be entitled to reimbursement for reasonable expenses incurred in attending the meetings of the Board.

(f) Conflict of Interest Transaction. In the event of a contemplated transaction or undertaking between the Company, on one hand, and one or more members of the Board, on the other hand, which shall include, without limitation, the issuance of Warrants, any such transaction or undertaking being hereinafter referred to as a "Conflict of Interest Transaction", any member or members of the Board that are party to a Conflict of Interest Transaction shall recuse themselves from all meetings of the Board where such Conflict of Interest Transaction is discussed and shall not be entitled to vote on such Conflict of Interest Transaction.

4. Transfer Restrictions; Co-Sale Right.

(a) Limitations. Each Stockholder hereby agrees that such Stockholder shall not, at any time during the term of this Agreement, Transfer any Equity Securities except:

(i) Transfer of three percent (3.0%) or less of the then issued and outstanding shares of stock in the Company. Such Transfer shall not require the approval of the Board but must comply with the terms contained in this Section 4;

(ii) Transfer of more than three percent (3.0%) but less than fifty percent (50%) of the then issued and outstanding shares of stock in the Company pursuant to Section 4(b) below;

(iii) Transfer of more than fifty percent (50.0%) of the then issued and outstanding shares of stock in the Company to a Permitted Transferee pursuant to Sections 4(c) and (d) below; or

(iv) by Transfer as part of a registered public offering of the Company's securities, in which case the transferee of such Equity Securities shall not be bound by, or entitled to the benefits of, this Agreement.

For the avoidance of doubt, the Transfer restrictions set forth herein shall not apply to the Transfer of any Equity Securities which are: (i) acquired by the Company from a Stockholder, including, but not limited to any Stock buy-backs; (ii) offered for sale by the Company; (iii) made for estate planning purposes, Transfer to heirs of law, or Transfers made for similar purposes; or (iv) granted to management, employees or prospective employees of the Company.

(b) Board Approval. A Stockholder shall be permitted to Transfer shares of stock in the Company consisting of more than three percent (3.0%) but less than fifty percent (50%) of the then issued and outstanding shares of stock in the Company with the prior written approval of the Board. Any Stockholder seeking to Transfer such shares shall submit a written request to the Board which shall include (i) the number of shares proposed to be transferred; (ii) the identity of the proposed transferee; (iii) the proposed purchase price or consideration, if any; (iv) any other material terms of the proposed transfer. The Board, in its sole discretion, shall approve or deny the proposed Transfer within thirty (30) days of receiving the request. In the event that the Board has not approved or denied the request within thirty (30) days of receiving the request, the request shall be deemed approved. Any attempted Transfer in violation of this Section 4(b) shall be null and void ab initio. For the avoidance of doubt, Stockholders shall be permitted to utilize electronic or digital means to conduct the Transfer of uncertificated shares once the Transfer has been approved pursuant to this section or if the Transfer does not require Board approval pursuant to Section 4(a)(i) above.

(c) Co-Sale Right.

(i) **Exercise of Right.** If any shares of stock in the Company consisting of fifty percent (50%) or more of the then issued and outstanding Shares in the Company being offered for sale by a Stockholder or by a combination of Stockholders in one transaction are to be sold to any person (the "**Proposed Transferee**") that is not a Permitted Transferee, as defined below, of the proposed transferor (the **"Proposed Transferor"**), the Proposed Transferor shall deliver to the Stockholders a written notice of his, her or its intention to transfer such shares which shall include the material terms and conditions of such transfer (the "**Transfer Notice**"). The Transfer Notice shall be irrevocable for a period of thirty (30) days after the date it is delivered to the Stockholder. In such event, each Stockholder may elect to exercise his, her, or its Right of Co-Sale and participate on a prorata basis in such Transfer as set forth in Section 4(c)(ii) below and otherwise on the same terms and conditions specified in the Transfer Notice. Each Stockholder who or which desires to exercise his, her, or its Right of Co-Sale must give the selling Stockholder(s) written notice to that effect (the "**Notice of Acceptance**") as soon as practicable after such Stockholder's receipt of the Transfer Notice, and in any event within thirty (30) days of the Stockholder's receipt of the Transfer Notice.

(ii) **Shares Includable.** Each Stockholder who timely exercises such Stockholder's Right of Co-Sale by delivering the written notice provided for in Section 4(c)(i) (each, a **"Participating Holder"**) may include the Proposed Transfer all or any part of such Stockholder's Shares equal to the product obtained by multiplying: (i) the aggregate number of Shares subject to the Proposed Transfer; by (ii) a fraction, the numerator of which is the number of Shares owned by such Participating Holder immediately before consummation of the Proposed Transfer, and the denominator of which is the sum of the total number of Shares owned, in the aggregate, by all Participating Holders immediately prior to the consummation of the Proposed Transfer, plus the number of Shares held by the selling Stockholder(s) (as to each Stockholder, such Stockholder's **"Co- Sale Portion"**). To the extent that one or more of the Participating Holders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Shares that the selling Stockholder(s) may sell in the Proposed Transfer shall be correspondingly reduced. The Company shall notify each Participating Holder of such Participating Holder's Co-Sale Portion no later than fifteen (15) days prior to the closing of such Proposed Transfer (the **"Co-Sale Portion Notice"**).

(iii) **Purchase and Sale Agreement.** The Participating Holders and the selling Stockholder(s) agree that the terms and conditions of any Proposed Transfer in accordance with this Section 4(c) will be memorialized in, and governed by, a written purchase and sale agreement with the Proposed Transferee (the **"Purchase and Sale Agreement"**) with customary terms and provisions for such transaction, and the Participating Holders and the selling Stockholder(s) further covenant and agree to enter into such Purchase and Sale Agreement as a condition to any sale or other transfer in accordance with this Section 4(c). For the avoidance of doubt, any Participating Holder's Right of Co-Sale in connection with a Proposed Transfer at any time prior to executing the applicable Purchase and Sale Agreement may withdraw from exercising such Participating Holder's Right of Co-Sale in connection with a Proposed Transfer at any time prior to executing the applicable Purchase and Sale Agreement, in which case the number of Shares that the selling Stockholder(s) and the remaining Participating Holders may sell in the Proposed Transfer shall be correspondingly increased to give effect to the non-participation of such Participating Holder.

(iv) **Purchase by Selling Stockholder(s); Deliveries**. Notwithstanding Section 4(c)(iii) above, if any Proposed Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Holder(s) or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Holders, no Stockholder(s) may sell any Shares to such Proposed Transferee or Transferees unless and until simultaneously with such sale, such Stockholder(s) purchase all securities subject to the Right of Co-Sale from such Participating Holder(s) on the same terms and conditions (including the proposed purchase price) as set forth in the Transfer Notice. In connection with such purchase by the selling Stockholder(s), such Participating Holder(s) shall deliver to the selling Stockholder(s) a stock certificate(s), properly endorsed for transfer, representing the Shares being purchased by the selling Stockholder(s). Each such stock certificate delivered to the selling Stockholder(s) will be transferred to the Proposed Transferee against payment therefor, in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Transfer Notice, and the selling Stockholder(s) shall concurrently therewith remit or direct payment to each such Participating Holder the portion of the aggregate consideration to which each such Participating Holder is entitled by reason of its participation in such sale as provided in this Section 4(c)(iv).

(v) **Additional Compliance**. If any Proposed Transfer is not consummated within thirty (30) days after the expiration of the time periods set forth in Section 4(c) above during which the Company and the Stockholders may exercise their rights to purchase the Shares, as applicable, and the Company and Stockholders have not exercised such rights during such time periods, the Stockholder proposing the Proposed Transfer may not sell any Shares unless the Stockholder first complies in full with each provision of this Section 4. The exercise or election not to exercise any right by any Stockholder hereunder shall not adversely affect its right to participate in any other sales of Shares.

(d) **Permitted Transferees**. Notwithstanding anything to the contrary in this Agreement, any Stockholder may Transfer all or part of such Stockholder's Equity Securities for no or nominal consideration to any of the following Persons (each, a **"Permitted Transferee"**):

(i) with respect to any Stockholder who is a natural person, any Affiliated Person of such Stockholder, and, in the case of any Affiliated Person which is a trust or fiduciary, to the Stockholder who transferred such Equity Securities to such trust or fiduciary, but only with respect to Transfers made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy;

(ii) the Company, if effected pursuant to any redemption or repurchase right, or any other agreement regarding the repurchase of shares by the Company or its assignees from an employee or consultant upon the termination of his or her employment or consulting relationship with the Company;

(iii) with respect to any Stockholder which is an entity, to the then existing members, stockholders, Affiliates or other investors in such Stockholder in connection with a distribution, dividend, partial liquidation, recapitalization, dissolution or winding-up of such Stockholder;

(iv) any Person in connection with any Approved Sale; or

(v) the Company, if effected pursuant to a stock buy-back or the contribution of such Equity Securities to the Company pursuant to any agreement between the Company and any Stockholder.

Notwithstanding the above, and in addition to the above restrictions for a Stockholder who purchases Equity Securities pursuant to a Reg C (crowdfunding) offering, such Stockholder cannot for a twelve (12) month period after acquiring such Equity Securities resell the same unless the Equity Securities are transferred:

(i) to the Company;

(ii) to an accredited investor;

(iii) to an immediate family member;

(iv) pursuant to a divorce or upon the death of such Stockholder;

(v) to a trust controlled by the transferor or to a trust created for the use of another family member; and

(vi) pursuant to an offering registered with the SEC.

(e) **Additional Requirements.** Any Transfer otherwise permitted by this Agreement (including Transfers to Permitted Transferees) shall be further subject to and conditioned upon full compliance by the Transferring Stockholder under Sections 4 (c) or (d) (each, a **"Transferor"**) and the Proposed Transferee or Permitted Transferee, as the case may be (each a **"Transferee"**) with each of the following conditions: (i) each Transferee or his, her or its legal representative shall have executed documents in form and substance reasonably satisfactory to the Company, assuming the obligations of the Transferor under this Agreement with respect to the Transferred Equity Securities; (ii) the Transferor and the Transferee shall execute such other documents as the Company may reasonably request (or as may be required by law) in order to demonstrate compliance of any such Transfer with the provisions of this Agreement and applicable law: (iii) at the request of the Company, the Company shall have received an opinion of counsel reasonably acceptable to the Company (who may be of counsel for the Company), the fees of which shall be paid by the Transferor and/or the Transferee, in form and substance satisfactory to the Company, that such Transfer does not violate any securities or other applicable laws; (iv) the Transferee shall pay all filing and recording fees, if any, and all reasonable expenses, including, without limitation, reasonable counsel fees and expenses incurred by the Company in connection with the Transfer; and (v) the Transferee shall execute a statement that he, she or it is acquiring the Transferred Equity Securities for his, her or its own account for investment and not with a view to the resale or distribution thereof and that the Transferee is an "accredited investor" (as defined in Rule 501 of Regulation D promulgated under the Securities

Act). Notwithstanding anything herein to the contrary, no Transfer of any Equity Securities or portion thereof by a Stockholder shall be made: (w) to a Person who, in accordance with applicable law, lacks the legal capacity to own, or otherwise is prohibited from owning, any Equity Securities in the Company by reason of minority, incompetence or otherwise; (x) to a Person otherwise prohibited by applicable law from entering into such transaction or holding such Equity Securities; (y) to any Competitor of the Company; or (z) which violates any other provision of this Agreement, and any such Transfer shall be void *ab initio*. Such Transferred Equity Securities shall remain "Equity Securities", and, if applicable, "Shares" hereunder, and references to a "Stockholder" hereunder shall be deemed thereafter to apply to and include the transferor or transferees of any such Equity Securities.

(f) Effect of Failure to Comply.

(i) Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the recission of purchases, sales and other transfer of Shares not made in strict compliance with this Agreement).

(ii) Violation of Refusal Right. If any Stockholder becomes obligated to sell any Shares to any Stockholder under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, such purchasing Stockholder may, at his, her or its option, in addition to all other remedies it may have, send to such selling Stockholder the purchase price for such Shares as is herein specified and transfer to the name of such purchasing Stockholder (or request that the Company effect such transfer in the name of a Stockholder) on the Company's books the certificate or certificates representing the Shares to be sold.

(iii) Violation of Co-Sale Right. If any Stockholder purports to sell any Shares in contravention of the Right of Co-Sale (a **"Prohibited Transfer"**), each other Stockholder who or which desires to exercise its Right of Co-Sale under Section 4(c) may, in addition to such remedies as may be available by law, in equity or hereunder, require such selling Stockholder to purchase from such other Stockholder(s) the type and number of Shares that such other Stockholder would have been entitled to sell to the Proposed Transferee under Section 4(c) had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Section 4(c). The sale will be made on the same terms and subject to the same conditions as would have applied had the selling Stockholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the other Stockholder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 4(c). Such selling Stockholder shall also reimburse each other Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of such other Stockholder's rights under Section 4(c).

5. Drag-Along Rights.

(a) Approved Sale. If: (i) the Supermajority Vote of the Board; and (ii) the Stockholders by a Majority Vote of the Stockholders (the **"Electing Holders"**) desire to effect an Approved Sale, the Company shall notify each party hereto (the **"Notified Holders"**), in writing, of such desire and the terms and conditions of such Approved Sale. Notwithstanding any other provision of this Agreement, each Notified Holder will take all necessary and desirable actions in connection with the consummation of such Approved Sale, and if such transaction is structured as a stock sale, within five (5) business days of the receipt of such notice (or such longer period of time as the Company shall designate in such notice), each Notified Holders shall cause the same proportion of Shares beneficially held by such Notified Holder as is being sold by the Electing Holders to be sold to the designated purchaser on the same terms and conditions and for the same per share consideration as the Shares being sold by the Electing Holders.

(b) Cooperation and Consent. In furtherance of, and not in limitation of the foregoing, in connection with any such Approved Sale, and provided that the terms and conditions of the Approved Sale applicable to the Notified Holders are the same as for the Electing Holders, each Notified Holder will: (i) consent to and raise no objections against such Approved Sale or the process pursuant to which it was arranged; (ii) waive any dissenters' rights and other similar rights; (iii) execute and deliver all instruments and documents as reasonably directed by the Electing Holders and/or the Company, including reasonable releases of claims against the Company, the designated purchaser and/or their respective Affiliates; and (iv) otherwise take all necessary action, including, without limitation, entering into any agreement reflecting the terms of such Approved Sale, surrendering stock certificates, giving any customary and reasonable representations and warranties given by the Electing Holders and executing and delivering any certificates or other documents reasonably requested by the Electing Holders and/or the Company and their counsel, to cause the Company and the Electing Holders to consummate such Approved Sale.

(c) Exceptions. Notwithstanding the foregoing, none of the selling Stockholders shall be obligated in connection with any such Approved Sale to indemnify the designated purchaser: (i) in an amount in excess of the net proceeds paid to such Stockholder in connection with such Approved Sale (other than as a result of a breach of the representation with respect to his, her or its ownership of, and authority to transfer, such Shares free and clear of all Liens, as to which no such limitation will apply); or (ii) with respect to the inaccuracy of any representation or warranty made by any other Person in connection with the Approved Sale, other than the Company. All Stockholders will bear their pro rata share (based on the amount of consideration payable to each Stockholder at the closing of such Approved Sale) of the costs and expenses incurred in connection with any Approved Sale (except in the case of a sale of all or a material portion of the Company's assets, in which such case such costs and expenses shall be payable by the Company out of the proceeds of such sale). Costs incurred by any Stockholder on its own behalf will not be shared by other Stockholders.

(d) **Rescission.** Any such notice of Approved Sale may be rescinded by the Electing Holders by delivering written notice thereof to all of the Notified Holders.

6. **Failure to Deliver Shares; Irrevocable Proxy and Power of Attorney; Dilution.**

(a) If any party hereto becomes obligated to Transfer any Shares under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, the party to which the Shares were to be Transferred may, at his, her or its option, in addition to all other remedies he, she or it may have, send to the Company for the benefit of the defaulting party the purchase price for such Shares as is herein specified. Thereupon, the Company upon written notice to the defaulting party: (a) shall cancel on its books the certificate(s) representing the Shares to be sold; and (b) shall issue, in lieu thereof, in the name of the party to which the Shares were to be sold, a new certificate(s) representing the Shares, and thereupon all of the defaulting party's rights in and to such Shares shall terminate.

(b) Each Stockholder hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chairman of the Board of Directors of the Company (the **"Chairman"**), and as the designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board in accordance with Section 3(a), votes regarding any Approved Sale pursuant to Section 5, any amendment to the Company's Certificate, Bylaws, or this Agreement (provided that no such amendment shall subject the Stockholder to liability or potential liability or changes any Stockholder's economic interest), and hereby authorizes them to represent and vote such Equity Securities and to take any action necessary to effect any of the foregoing. Notwithstanding the foregoing, with regard to the Founding Shareholders, the foregoing proxy and power of attorney shall only apply if and only if such Founding Shareholder: (i) fails to vote; or (ii) attempts to vote (whether by proxy, in person, or by written consent), in a manner which is inconsistent with the terms of this Agreement. Each proxy and the power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 2 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Equity Securities and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 2 hereof, purport to grant any other proxy or power of attorney with respect to any of the Equity Securities, deposit any of the Equity Securities into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Equity Securities, in each case, with respect to any of the matters set forth herein. Notwithstanding the foregoing, the proxy and power of attorney granted and described above shall not apply with respect to any voting of Shares in connection with the required vote of the Electing Holders in favor for any Approved Sale. To the fullest extent provided by law, the proxy holder's liability to any Stockholder shall be limited to gross negligence and willful misconduct, and in no event shall said proxy holder owe any fiduciary duties to such Stockholder.

(c) Each Stockholder understands that the Company will be issuing additional shares of Stock to management, employees, and prospective employees of the Company, and to new investors in the Company, that the amount of additional shares being issued to such Persons are within the sole and absolute discretion of the Board of Directors, that the Board of Directors may amend the Certificate to create additional shares, and different classes of Stock which may have different preferences and rights than the shares of Common Stock owned by the Stockholders, and that the issuance of the additional shares will dilute the Stockholder's percentage interest in the Company. As of the date hereof, the Company is authorized to issue two classes of stock designated as Class A Common Voting Stock and Class B Common Voting Stock and the Company has the authority to issue up to 15,000,000 shares of stock consisting of up to 9,275,000 shares of Class A Common Voting Stock and up to 5,725,000 shares of Class B Common. Each share of Class A Common Voting Stock shall be entitled to two (2) votes at any meeting of the Stockholders of the Company. Each share of Class B Common Voting Stock shall be entitled to one (1) vote at any meeting of the Stockholders of the Company. All shares of Common Stock that were previously authorized and issued to Steven Ayer, Edwin Molina, Mark Princevalle, Steve Lane and The Farmer's Cow, LLC shall automatically convert to Class A Common Voting Stock and all shares of Common Stock previously authorized and issued to any other holder shall automatically convert to Class B Common Voting Stock. Other than the voting rights, the holders of Class A Common Voting Stock and Class B Common Voting Stock shall have the same rights and preferences. Each Stockholder understands that the Board of Directors may, from time to time and at any time, convert authorized but unissued shares of Class B Common Voting Stock to the equivalent number of shares of Class A Common Voting Stock.

(d) The Stockholders acknowledge and agree that the CEO may from time to time, and at any time, issue Warrants entitling the holder to purchase Common Stock (Class A Common Voting Stock and/or Class B Common Voting Stock) from the Company in an amount up to the amount of authorized but unissued stock in the corporation. The exercise price and other terms of the stock warrants shall be determined by the Board of Directors in its sole discretion. Notwithstanding the above, the Board of Directors shall be responsible for determining the issuance of warrants to the CEO.

7. Remedies.

(a) Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement.

(b) Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. Further, each party waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(c) **Remedies Cumulative.** All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8. **Legend.** Each certificate or other document representing Shares held by the signatories hereto shall bear a legend in substantially the following form until such time as the Shares represented thereby are no longer subject to the provisions hereof:

> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDERS, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

9. **Severability.** In case any provision of this Agreement shall be invalid, illegal or unenforceable, by any court of law, the remaining provisions shall be severable and enforceable to the maximum extent possible in accordance with their terms.

10. **Governing Law.** This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regards to any conflict of law principles that would require the application of laws of any other state. Each of the parties hereto irrevocably consents to the jurisdiction and venue of any court within the State of Connecticut, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of Connecticut for such persons.

11. **Benefits of Agreement.** This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns and legal representatives and heirs.

12. **Notices.** All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be delivered either by hand, by messenger or by recognized overnight courier/commercial delivery (with signature required), or sent via facsimile, e-mail or other electronic means from which a record may be created, addressed as follows:

if to the Company:

FC Development, Corp.
1 American Wharf
Norwich, CT 06360

if to any Stockholder, at the address set forth underneath his, her or its signature hereto; or at such other address as the Company or any Stockholder may designate by advance written notice to the other parties hereto

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given when actually received or when receipt is refused, it being understood by the parties that a confirmation of receipt for the addressee provided by a recognized overnight courier service shall constitute actual receipt by such addressee for purposes of such notice.

13. Amendment. This Agreement and each provision hereof may only be modified, amended, changed, waived, discharged, or terminated upon the following terms and conditions:

(a) By an instrument in writing signed by the party against whom the enforcement of any modification, amendment, change, waiver, discharge, or termination is sought; or

(b) By the written agreement of: (i) the Company; and (ii) the Majority Vote of the Stockholders; provided; however, no modification, amendment, change, waiver or discharge shall be effective adversely to change the substantive rights and obligations of any party hereto without the written consent of such party, unless such modification, amendment, change, waiver, or discharge adversely changes the substantive rights and obligations of all similarly situated parties hereto in a like manner.

(c) Notwithstanding the foregoing, the Company may, without the consent of any other parties, have other parties join this Agreement.

14. Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of Shares of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of Shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding Shares of such class or series of stock by such subdivision, combination, or stock dividend.

15. Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

16. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

17. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER

OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS SHALL NOT BE SUBJECT TO ANY EXCEPTIONS, EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

18. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

19. Entire Agreement. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

20. Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall constitute a complete and original instrument but all of which together shall constitute one and the same agreement (notwithstanding that all of the parties are not signatories to the original or the same counterpart, or that signature pages from different counterparts are combined), and it shall not be necessary when making proof of this Agreement or any counterpart thereof to account for any other counterpart, and the signature of any party to any counterpart shall be deemed to be a signature to and may be appended to any other counterpart. For purposes of this Agreement, a document (or signature page thereto) signed, electronically scanned, and transmitted by facsimile machine or e-mail is to be treated as an original document. The signature of any party on any such document, for purposes hereof and thereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. No party may raise the use of a facsimile machine or other electronic means or the fact that any signature was transmitted through the use of a facsimile machine or other electronic means as a defense to the enforcement of this Agreement.

21. Captions. The captions herein are inserted for convenience only and shall not define, limit, extend, or describe the scope of this Agreement or affect the construction hereof.

22. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine, or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.

23. Rules of Usage. In this Agreement, unless a clear intention appears otherwise: (a) the singular number includes the plural number and vice versa; (b) reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (d) reference to any law means such law as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; (e) "hereunder", "hereof", "hereto", and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (f) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term; (g) "or" is used in the inclusive sense of "and/or"; (h) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; (i) references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto; (j) article and section headings herein are for convenience only and shall not affect the construction hereof; and (k) references to any sections of this Agreement shall include every subsection thereof unless otherwise expressly excluded.

[Remainder of page is intentionally left blank. Signature pages to follow.]

[Signature Page to Amended and Restated Stockholders Agreement]
FC DEVELOPMENT CORP.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day, month, and year first above written.

COMPANY:

FC DEVELOPMENT CORP.

By: ___________________________________
Name: Steven Ayer
Title: Chairman

[Additional Signature Page(s) to Follow]

[Signature Page to Amended and Restated Stockholders Agreement]
FC DEVELOPMENT CORP.

STOCKHOLDER:

If an Entity:	**If an Individual:**
______________________________	______________________________
[Print Name of Entity Above]	**Name:**

By: ________________________
Name: ______________________
Title: ______________________

Exhibit G

Test The Waters Materials

(See attached)


start engine
The Future Of Investing Is Here.

FC Development Corp. Completes Final Approval Stage for StartEngine Launch, Set to Go Live in Early 2026 on Premier Equity Crowdfunding Platform

December 22, 2025

Norwich, CT – December 19, 2025 – FC Development Corp. (FCDC), the brand management and expansion partner for The Farmer's Cow®, today announced a major milestone: the company has officially completed the final approval stage to launch its crowdfunding campaign on StartEngine, one of the world's leading equity crowdfunding platforms. After nearly a year of rigorous preparation and development, FCDC will now proceed through the remaining compliance and qualification tasks, positioning the campaign to go live in early 2026.

This achievement builds on extraordinary momentum for The Farmer's Cow®, including recent recognition with dual awards from LUXlife Magazine for The Farmer's Cow® Calfé's farm-to-table excellence and productive advancements toward a proposed national pilot program with the USDA to scale its proven Family Farming Security Ecosystem.

Choosing StartEngine—a platform renowned for its selectivity and track record of fueling high-potential companies—underscores the strength and scalability of FCDC's farmer-owned model. Founded by Activision co-founder Howard Marks, StartEngine is a leading equity crowdfunding platform that has empowered hundreds of companies to raise capital from retail investors. With over $1.5 billion invested site-wide and a focus on compliant, high-growth offerings, it continues to drive innovation in private market access. StartEngine does not accept just anyone; every offering undergoes thorough review and must meet stringent SEC requirements under Regulation Crowdfunding (Reg CF) or Regulation A+ (Reg A+), ensuring only vetted, compliant companies with compelling growth potential reach investors. This rigorous process has helped StartEngine facilitate over $1.5 billion in investments across its platform as of 2025, building a community of more than 2.1 million users and achieving record profitability, including $70 million in revenue and $4.9 million in GAAP net income in the first half of 2025 alone.

Backed by strategic advisor and "Shark Tank" investor Kevin O'Leary—a spokesperson and shareholder who has praised StartEngine as "the gold standard in equity crowdfunding" and a transformative force in democratizing access to private investments—the platform has powered numerous success stories. Notable companies include Knightscope, which raised over $21 million on StartEngine before launching a successful IPO and becoming a publicly traded leader in autonomous security robots; Boxabl, the innovative prefab housing company that raised tens of millions and is pursuing a SPAC merger at a multi-billion-dollar valuation; and Solectrac, the electric tractor startup acquired shortly after its raise, delivering a 68% return to investors. Other alumni have scaled dramatically post-campaign, with several achieving multi-million-dollar revenues or exits, proving StartEngine's ability to propel innovative businesses toward unicorn potential and long-term value creation. Beyond primary raises, StartEngine's Secondary market provides exposure to some of the world's strongest private companies, allowing everyday investors to access shares in juggernauts like Stripe (valued at approximately $129 billion), xAI (valued at around $245 billion), Anthropic (valued at $183 billion), Perplexity (valued at $20 billion), Databricks (valued at $134 billion), OpenAI (valued at $324 billion), and SpaceX (valued at $450 billion), as well as other powerhouses such as Anduril (valued at $14 billion) and

Kraken (valued at an estimated $20 billion). This unparalleled access to pre-IPO opportunities in AI, fintech, space, and beyond has solidified StartEngine's position as a gateway for retail investors to participate in the growth of multi-billion-dollar innovators.

"This milestone reflects the extraordinary body of work our farmers, leadership, and team have built since 2003—turning a cooperative vision into a scalable, award-winning brand enterprise—always farmer-led and mission-driven. The strength and dedication of this team give me full confidence in our ability to execute at the next level. Moving forward, we will continue strategically building an even stronger organization—attracting top talent and forging key partnerships—to sustain the robust growth ahead and capitalize on the opportunities this StartEngine launch unlocks," said FC Development Corp. President, Steve Lane.

Gaining acceptance onto StartEngine—a platform renowned for its rigorous vetting and highly selective process that filters out most applicants—speaks volumes about the company's precise positioning in key vertical markets. This endorsement signals strong institutional confidence in The Farmer's Cow®'s proven, scalable model, substantial upside potential, and capacity to generate significant long-term value. Investors familiar with elite crowdfunding platforms recognize that opportunities vetted at this level often represent rare early-access points to mission-driven brands with defensible moats and national expansion potential, making participation in such raises particularly compelling for those seeking alignment with the future of American agriculture.

Edwin Molina, CEO of FC Development Corp. stated, "This final approval stage with StartEngine is deeply meaningful validation of what we've built together over the past six years—a genuine bond of trust, respect, and partnership with our farmers that feels more like family than business. At its core, everything we do is about the farmers: standing beside them, listening to their stories, and creating opportunities that let them thrive on their land while raising their families with pride and security. With StartEngine helping us share this heartfelt mission more widely, we're ready to bring that same support and care to family farmers across the country, ensuring their way of life endures for generations to come."

For FCDC, launching on StartEngine represents a powerful opportunity to invite everyday investors—including loyal customers, community supporters, and those passionate about American agriculture—to own a piece of America's First Family Farming Security Ecosystem.

About FC Development Corp.

FC Development Corp. (FCDC) serves as the premier management and development entity for the esteemed Farmer's Cow brand of Connecticut. With deep expertise in managing family farm brands, FCDC is committed to growing and managing the cooperative's brand. With a strong background in handling large agribusinesses, environmental regulation challenges, and financial opportunities, FCDC excels at identifying, and safeguarding the future of small family farming operations nationwide. With expertise across finance, technology, operations, and energy, FCDC is especially responsible for founding multi-million-dollar companies and raising millions in capital.

About The Farmer's Cow

The Farmer's Cow® is a cooperative of six family-owned and operated multigenerational Connecticut dairy farms that joined forces in 2003 to bottle and market fresh local milk under one trusted brand. By pooling their milk and delivering it to stores within 48 hours of milking, they offer some of the freshest dairy in New England. Longtime advocates for farmland protection, Chairman Jim Smith of Cushman Farms and other key founding members were instrumental in shaping and passing the landmark 2018 Farmland Preservation Act that strengthened Connecticut's easement program. Today their six farms protect thousands of permanently preserved acres—the largest single block held by any cooperative in the state. This commitment, and over 20 years of proven success, earned them the prestigious Connecticut Legacy Recognition Award in 2023, affirming their contributions to manufacturing, retail, restaurants, brand development, and clean energy—the sole recipient for the state. The Farmer's Cow shows that when family farms stand united, they can safeguard both their land and their legacy.

For More Information

Contact: FC Development Corp. at info@fcdevcorp.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.